UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
(Full title of the plan)

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

SIGNATURES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007

Notes to Financial Statements

SUPPLEMENTAL SCHEDULES:
Schedule of Assets (Held at End of Year) as of December 31, 2008
Schedule of Assets (Acquired and Disposed of Within Year) for Plan Year Ended December 31, 2008

EXHIBITS:
Exhibit Index

Consent of Independent Registered Public Accounting Firm

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Finance Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

    By:         /s/ Stephan T. Haynes
Stephan T. Haynes, Secretary

Date:  June 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of American Electric Power System Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the American Electric Power System Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of (1) assets held as of December 31, 2008, and (2) assets acquired and disposed of for the Plan year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/  Deloitte & Touche LLP

Columbus, Ohio
June 25, 2009

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Investments:
Participant directed investments	$2,379,889,312	$3,127,587,464
Wrapper Contracts	1,712,868
Participant Loans	60,521,812	58,519,891
Total Investments	2,442,123,992	3,186,107,355

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$2,442,123,992	$3,186,107,355

Adjustment from fair value to contract value for fully benefit responsive investment contracts	106,018,835

NET ASSETS AVAILABLE FOR BENEFITS	$2,548,142,827	$3,186,107,355

See notes to financial statements.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
NET INVESTMENT INCOME (LOSS)
Net (Decline) Appreciation in Fair Value of Investments	$(737,313,772)	$152,440,809
Interest	43,946,885	49,794,619
Dividends	18,372,332	23,187,005
TOTAL	(674,994,555)	225,422,433

CONTRIBUTIONS
Participants	168,414,794	159,162,020
Employer	68,725,459	64,382,410
TOTAL	237,140,253	223,544,430

DISTRIBUTIONS TO PARTICIPANTS	(193,748,297)	(206,175,376)

ADMINISTRATIVE AND MANAGEMENT FEES
Professional Fees	(571,150)	(772,380)
Investment Advisory and Management Fees	(5,342,141)	(6,047,575)
Other Fees	(448,638)	(427,355)
TOTAL	(6,361,929)	(7,247,310)

(DECREASE) INCREASE IN NET ASSETS	(637,964,528)	235,544,177

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	3,186,107,355	2,950,563,178

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$2,548,142,827	$3,186,107,355

See notes to financial statements.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.         PLAN DESCRIPTION

The following description of the American Electric Power System Retirement Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan documents for more complete information.

The Plan is a defined contribution plan that became effective and commenced operations on January 1, 1978.  The Plan covers eligible regularly-scheduled full-time and part-time employees of the participating subsidiaries of American Electric Power Company, Inc. (“AEP” or the “Company”).  Eligible employees will be automatically enrolled in the plan with a 3% pretax deferral unless they elect to opt out of the automatic enrollment or revise their elections during a 30-day grace period.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Generally, eligible employees participating in the Plan may make contributions (pre-tax, after-tax or, effective beginning July 1, 2006, designated Roth 401(k) contributions) in 1% increments up to 50% of their eligible pay (within IRS limits).  Participants who are age 50 and older are able to save additional pre-tax or Roth 401(k) amounts as catch up contributions.  The catch-up contribution limit was $5,000 for 2008 and 2007.  The Company contributes to the Plan, on behalf of each participant, an amount equal to 75% of the participant’s contributions up to 6% of the participant’s eligible compensation for each payroll period, subject to certain limitations.  All contributions are deposited to the American Electric Power System Retirement Savings Plan Trust after each pay period.  The Plan, in a manner consistent with the requirements under section 401 et seq., of the Internal Revenue Code, restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan.  Participants are immediately vested in their pre-tax, after-tax, Roth 401(k) and the Company matching contributions, including earnings thereon.

American Electric Power Service Corporation (AEPSC) is the plan administrator (Plan Administrator) and plan sponsor (Plan Sponsor).  AEPSC is a wholly-owned subsidiary of AEP.

JP Morgan Chase Bank N.A. is the custodian and trustee and JP Morgan Retirement Plan Services LLC is the record keeper with respect to the Plan.  The investment options offered by the Plan are a series of separately managed accounts, interests in commingled and collective trusts and self-directed mutual fund brokerage accounts for which JP Morgan affiliates provide custody, trustee, recordkeeping and other services.

The AEP Stock Fund, a Plan investment option, is an Employee Stock Ownership Plan (“ESOP”).  As a result, participants can elect to have dividends generated from their AEP Stock Fund holdings paid out in cash, rather than automatically reinvested in the fund.  The dividend payouts are made periodically, but no less than annually, and are treated as ordinary income for tax purposes.  The 10 percent early withdrawal penalty for individuals under age 59-1/2 does not apply to these dividend payouts.

Participants may transfer the value of their cumulative contributions, in any whole percentage or dollar amount, among investments, and change their investment elections on a daily basis.  Participants may change their payroll contribution elections coinciding with the Company’s payroll periods. Excluding their pre-tax and Roth 401(k) contributions, participants may make an unlimited number of withdrawals of their interest in the Plan, including Company matching contributions, which are immediately vested.  Pre-tax and Roth 401(k) contributions are not eligible for withdrawal by participants until age 59-1/2, except under hardship (as defined by the Plan) or termination of employment.  Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with an allocation of Company contributions, his or her employee contribution, and Plan earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants may borrow from their savings plan accounts a minimum of $1,000 but no more than the lesser of $50,000 or 50% of their account balance.  Loan terms range from 12 months to 60 months (or up to 180 months for certain residential loans), or any monthly increment in-between.  Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Wall Street Journal.  For loans taken before July 1, 2006, the interest rate is in effect as of the first business day of the calendar quarter in which the loan is taken.  For loans taken after July 1, 2006, the interest rate is in effect as of the first business day of the calendar month in which the loan is taken.  Active employees repay principal and interest payments through payroll deductions.

Retirees/surviving spouses may make monthly loan payments using a coupon book or through automatic withdrawal from their bank account.  Participant loans and the accrued interest are collateralized by the account balance, and upon default, the outstanding balance is subject to income taxes and possible tax penalty.

2.         ACCOUNTING POLICIES

As of January 1, 2008, the Plan adopted the provisions of Statement on Financial Accounting Standards (“SFAS”) No. 157 (“SFAS 157”), Fair Value Measurements, for its investments. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and expands fair value disclosures. Although the adoption of SFAS 157 did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures as part of its financial statements

The accompanying financial statements are prepared on an accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America.

Participants direct the investment of their contributions into various investment options offered by the Plan.  Investments are reported in the Statements of Net Assets Available for Benefits at fair value, except for its benefit responsive investment contracts, which are stated at contract value.

Quoted market prices are used to value investments (including, but not limited to, the shares of AEP common stock held in the AEP Stock Fund), except investments in registered investment companies, collective trust funds or commingled funds, which are stated at estimated fair values based on the value of the underlying securities and assets as provided by the Trustee of the investment.  All participant loan balances are recorded at amortized cost which approximates fair value.

The Managed Income Fund includes investment contracts valued at fair value, which is equal to cost (contributions), plus interest, less withdrawals.  As described in Financial Accounting Standards Board Staff Position, AAG INV-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP AAG INV-1), the Managed Income Fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities have been recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  These amounts are reinvested by the Trustee in the same funds that generated such income with the exception of the AEP Stock Fund, which pays out or reinvests dividends at the direction of each participant.

Administrative and Management Fees paid to JPMorgan during 2008 and 2007 totaled $3,008,464 and $2,860,390 respectively.  The Plan directly pays for administrative, recordkeeping and management fees.

Distributions are recorded when paid.  There were no material amounts of distributions due to participants who requested distributions from the Plan as of December 31, 2008 and 2007.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets.  Actual results could differ from those estimates.

The Plan utilizes various investment instruments, including common stock, bonds, commingled funds and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.         INVESTMENT CONTRACTS

At December 31, 2008, the Managed Income Fund provides a self managed stable value investment option to participants that includes synthetic guaranteed investment contracts (“GIC”) which simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan.  The Plan entered into four synthetic GIC contracts in July 2006.  The synthetic GIC contracts include underlying assets, which are held in a trust owned by the Plan and utilizes benefit-responsive wrapper contracts issued by four banking institutions. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value, but the rate cannot be less than 0%. Certain events such as plan termination or a plan merger initiated by the Plan Sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan Sponsor does not believe that any events that may limit the ability of the plan to transact at contract value are probable.  During the year ended December 31, 2008, the credited rate and the average yield based on annualized earnings and interest credited to participants were 4.69% and 4.75%, respectively.  During the year ended December 31, 2007 the credited rate and average yield based on annualized earnings and interest credited to participants were 5.34% and 5.06% respectively.

4.	INVESTMENTS

The Plan utilizes various investment instruments, including common stock, bonds, commingled funds, managed income funds, and investment contracts.  The financial statements include investments in commingled funds valued at $889 million (35% of net assets) and $1,180 million (37% of net assets) as of December 31, 2008 and 2007, respectively.  Of these balances, $31 million and $54 million were invested as of December 31, 2008 and 2007, respectively, in the JPMorgan Strategic Property Fund a real estate investment fund.  The remaining portion of the commingled funds’ underlying investments were funds invested in equity securities and bonds.  Additionally, the financial statements include investments in a Managed Income Fund valued at $888 million (35% of net assets) and $828 million (26% of net assets) as of December 31, 2008 and 2007, respectively.  This fund invests in bond funds and guaranteed investment contracts whose fair values have been estimated by management in the absence of readily determinable fair values.  Management’s estimates regarding the fair value of these commingled and managed income funds are based on information provided by the fund managers.

5.         INVESTMENTS EXCEEDING 5% OF PLAN NET ASSETS

Investments exceeding five percent of net assets as of December 31, 2008 and 2007 were:

	2008	2007
American Electric Power Company, Inc. Common Stock	$267,992,159	$343,008,731

EB Daily Liquidity Aggregate Bond Index Fund	$267,155,971	$229,257,540

EB Daily Liquidity Stock Index Fund	$277,166,824	$418,665,678

EB Daily Liquidity International Stock Index Fund	$164,647,256	$226,251,737

Intermediate Term Bond Fund	$728,654,801	$794,926,246

6.         NET (DECLINE) APPRECIATION OF INVESTMENTS

During 2008 and 2007, the Plan's investments (including investments purchased and sold as well as held during the year) (declined) appreciated in value as follows:

	Year Ended
	December 31,

	2008	2007

American Electric Power Company, Inc. - Common Stock	$(99,973,910)	$36,819,913
Participant Loans	104,604	221,394
Common / Collective Trusts	(361,388,798)	81,332,844
Corporate Stock	(255,804,906)	34,238,290
Fixed Income Securities	(7,479,660)	(508,882)
Registered Investment Companies	(12,771,102)	337,250
Total Net (Decline) Appreciation in Investments	$(737,313,772)	$152,440,809

7.         FAIR VALUE MEASUREMENTS

As of January 1, 2008, the Plan adopted the provisions of SFAS 157 for its investments.  The statement defines fair value, establishes a fair value measurement framework and expands fair value disclosures.  In accordance with SFAS 157, assets and liabilities are classified based on the inputs utilized in the fair value measurement.  SFAS 157 provides definitions for two types of inputs: observable and unobservable.  Observable inputs are valuation inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.  Unobservable inputs are valuation inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information in the circumstances.

As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.  Unobservable inputs shall be used to measure fair value to the extent that the observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.  Level 3 inputs primarily consist of unobservable market data or are valued based on models and/or assumptions.

The following table sets forth by level within the fair value hierarchy the Plan’s assets that were accounted for at fair value on a recurring basis as of December 31, 2008.  As required by SFAS 157, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  Management’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and their placement within the fair value hierarchy levels.

	Level 1		Level 2		Level 3	Total

Net Assets Available for Benefits:
Corporate Stock	$345,027,766	$		$		$345,027,766
Corporate Debt			28,808,270			28,808,270
Mortgage Backed Securities			9,848,119			9,848,119
Government Bonds			11,441,975			11,441,975
Common Collective Trust - Equities			581,443,853			581,443,853
Common Collective Trust - Debt			267,155,971			267,155,971
Common Collective Trust – Strategic Property					31,212,837	31,212,837
Common Collective Trust – Emerging Markets					8,764,187	8,764,187
Cash Equivalents			19,167,024			19,167,024
Registered Investment Companies	33,465,370					33,465,370
Stable Value			779,958,193			779,958,193
Wrapper Contracts					1,712,868	1,712,868
Company Stock Fund	270,663,162					270,663,162
Participant Loans					60,521,812	60,521,812
Unsettled Trades	3,226,069		(10,293,484)			(7,067,415)
Total Assets	$652,382,367		$1,687,529,921		$102,211,704	$2,442,123,992

The following table sets forth a reconciliation of changes in the fair value of participant loans classified as level 3 in the fair value hierarchy:

	Strategic Property Fund	Emerging Markets Fund	Wrapper Contracts	Participant Loans	Total

Balance, beginning of year	$53,073,359	$15,647,202	$0	$58,519,891	$127,240,452

Realized gains	2,233,758	820,004	0	0	3,053,762

Unrealized gains (losses)	(4,040,239)	(6,571,629)	1,712,868	0	(8,899,000)
Purchases, sales, issuances, and settlements (net)	(20,054,041)	(1,131,390)	0	2,001,921	(19,183,510)

Balance, end of year	$31,212,837	$8,764,187	$1,712,868	$60,521,812	$102,211,704

8.         FEDERAL INCOME TAX

The Internal Revenue Service (IRS) has determined that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and recognizes the exempt status of the Plan’s Trust pursuant to Section 501(a) of the Code.  By letter dated October 14, 2008, the IRS made a favorable determination on the Plan as amended by the various amendments described in the letter.

The Plan has been amended subsequent to the issuance of the IRS determination letter.  The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and that the Plan’s Trust continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.         PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the plan at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants remain 100 percent vested in their accounts.

10.       EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain transactions involving the Plan and its assets involved parties in interest with respect to the Plan, but those transactions were not prohibited transactions under ERISA because of the applicability of one or more exemptions.  The exempt party-in-interest transactions involving the Plan included the following:  JPMorgan Chase Bank, N.A., has been acting as trustee and custodian under the Plan, while its affiliates have been acting as (a) investment manager for a number of the Plan’s investment options, (b) the Plan’s record keeper and (c) investment advisor or investment manager for a number of plan participants with respect to the amounts held in their Plan accounts.

At December 31, 2008 and 2007, the Plan held 8,052,649 and 7,367,026 shares, respectively, of common stock of American Electric Power Company, Inc., the Plan Sponsor, with a cost basis of $290,548,737 and $266,439,970, respectively.  During the years ended December 31, 2008 and 2007, the Plan recorded dividend income of $12,960,231 and $12,657,548, respectively, related to this investment.

11.       LEGAL ISSUES

In Re AEP ERISA Litigation - In 2002 and 2003, three putative class action lawsuits were filed in Federal District Court, Columbus, Ohio against AEP, certain executives and AEP’s ERISA Plan Administrator alleging violations of ERISA in the selection of AEP Common stock as an investment alternative and in the allocation of assets to AEP Common stock. In these actions, the plaintiffs sought recovery of an unstated amount of compensatory damages, attorney fees and costs. Two of the three actions were dropped voluntarily by the plaintiffs in those cases. In 2006, the court entered judgment in the remaining case, denying the plaintiff’s motion for class certification and dismissing all claims without prejudice. In 2007, the appeals court reversed the trial court’s decision and held that the plaintiff did have standing to pursue his claim. The appeals court remanded the case to the trial court to consider the issue of whether the plaintiff is an adequate representative for the class of plan participants. In September 2008, the trial court denied the plaintiff’s motion for class certification and ordered briefing on whether the plaintiff may maintain an ERISA claim on behalf of the Plan in the absence of class certification.  In March 2009, the court granted a motion to intervene on behalf of an individual seeking to intervene as a new plaintiff.  The outcome of the litigation cannot be determined at this time.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2008

Identity of Issuer, Borrower, Lessor or Similar Party	Number of SHARES/UNITS	FAIR VALUE
INVESTMENT CONTRACTS:
Stable Value Wrapper Contract Bank of America variable annual yield (2.75% at December 31, 2008) with an indeterminate maturity date	-	$781,528
Stable Value Wrapper Contract ING variable annual yield (2.75% at December 31, 2008) with an indeterminate maturity date	-	450,631
Stable Value Wrapper Contract IXIS variable annual yield (2.75% at December 31, 2008) with an indeterminate maturity date	-	0
Stable Value Wrapper Contract State Street Bank variable annual yield (2.75% at December 31, 2008) with an indeterminate maturity date	-	480,709
Subtotal Wrapper Contracts		$1,712,868

Intermediate Bond Fund- JPMorgan Chase Bank	-	$728,654,801
U.S. Treasury Notes (4.875%, due at May 31, 2009)	-	738,820
U.S. Treasury Notes (4.875%, due at June 30, 2009)	-	567,639
U.S. Treasury Notes (2.000%, due at February 28, 2010)	-	96,711
U.S. Treasury Notes (2.125%, due at April 30, 2010)	-	112,630
U.S. Treasury Notes (2.625%, due at May 31, 2010)	-	257,549
U.S. Treasury Notes (2.375%, due at August 31, 2010)	-	592,452
U.S. Treasury Notes (2.000%, due at September 30, 2010)	-	1,389,086
JPMorgan Chase Bank Liquidity Fund	-	47,548,505
Subtotal Stable Value		779,958,193

TOTAL – INVESTMENT CONTRACTS		$781,671,061
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE		106,018,835
TOTAL – INVESTMENT CONTRACTS AT CONTRACT VALUE		$887,689,896

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2008 (continued)

AEP STOCK FUND:	Number of Shares/Units		Fair Value
American Electric Power Company, Inc. Common Stock $6.50 par value	8,052,649	Units	$267,992,159
JP Morgan Liquid Assets Money Market Fund	2,671,003	Units	2,671,003
			$270,663,162

PARTICIPANT LOANS (interest rate ranging from 5.00% through 9.25% maturing through December 2021)			$60,521,812

Identity of Issuer, Borrower, Lessor or Similar Party	Number of Shares/Units		Fair Value
Cash Equivalents
(VAN 2) JPMORGAN DOMESTIC LIQUIDITY	16,786,260	Units	$16,786,260
CASH – COMMINGLED FUNDS	2,213,300	Units	2,213,300
CASH	167,464	Units	167,464
Total Cash Equivalents			$19,167,024

Common/Collective Trusts
ALLIANCE BERNSTEIN Int’l Style Blend	7,273,237	Units	$53,676,491
EB Daily Liquidity Aggregate Bond Index Fund	1,562,727	Units	267,155,971
EB Daily Liquidity Stock Index Fund	1,319,088	Units	277,166,824
Income - EB Daily Liquidity International Stock Index Fund	1,440,761	Units	164,647,256
Income - EB Daily Liquidity Small Cap Stock Index Fund	704,482	Units	63,967,001
JPMCB Emerging Markets - Equity Focused	328,247	Units	8,764,187
JPMCB Liquidity Fund	11,023,966	Units	11,023,966
JPMCB Strategic Property Fund	18,125	Units	31,212,837
JPMCB US Real Estate Securities Fund	533,466	Units	10,962,315
Total Common/Collective Trusts			$888,576,848

Corporate Stocks
ABM INDUSTRIES INC COM STK USD0.01	5,925	Units	$112,871
AMR CORP COM STK USD1	72,200	Units	770,374
AARON RENTS INC COM VTG USD0.5	7,300	Units	194,450
ABBOTT LABORATORIES COM STK NPV	76,200	Units	4,066,794
ABERCROMBIE & FITCH CO CLASS'A'COM STK USD0.01	7,105	Units	163,912
ACXIOM CORP COM STK USD0.10	18,005	Units	146,021
AEROPOSTALE INC COM STK USD0.01	21,700	Units	349,370
AFFILIATED COMPUTER SERVICES INC CLASS'A'COM STK	14,300	Units	657,085
AFFILIATED MANAGERS GROUP INC COM STK USD0.01	10,295	Units	431,566
AIR METHODS CORP COM STK USD0.06	8,100	Units	129,519
AIR PRODUCTS & CHEMICALS INC COM STK USD1	6,900	Units	349,899
ALEXANDRIA REAL ESTATE EQUITIES INC COM STK	1,100	Units	67,254
ALLIANCE DATA SYSTEM COM STK USD0.01	21,900	Units	1,019,007
ALLIANCE HEALTHCARE SERVICES INC COM STK USD0.01	10,005	Units	79,740
ALLIANZ SE ADR EACH REP 1/10 ORD SH	75,700	Units	819,831
ALLSTATE CORP COM STK USD0.01	44,300	Units	1,467,299
ALTERA CORP COM STK USD0.001	38,400	Units	641,664
AMAZON COM INC COM STK USD0.01	60,200	Units	3,087,056
AMEREN CORP COM STK USD0.01	16,400	Units	545,464
AMGEN INC COM STK USD0.0001	25,700	Units	1,484,175
AMPHENOL CORP CLASS'A'COM STK USD0.001	45,100	Units	1,082,233
ANNALY CAPITAL MANAGEMENT INC CLASS'A'COM STK	13,790	Units	225,742
ANNTAYLOR STORES CORP COM STK USD0.0068	6,300	Units	36,351
ANWORTH MORTGAGE ASSET CORP COM STK USD0.01	47,440	Units	317,374
APOGEE ENTERPRISES INC COM STK USD0.33 1/3	4,300	Units	44,548
APPLE INC COM STK NPV	29,100	Units	2,483,685
APTARGROUP INC COM STK USD0.01	19,900	Units	701,276
ARROW ELECTRONICS INC COM STK USD1	37,275	Units	702,261
ASBURY AUTOMOTIVE GROUP INC COM STK USD0.01	21,710	Units	99,215
ASCENT MEDIA CORPORATION SER'A'USD0.01	2,905	Units	63,445
ASHLAND INC COM STK USD1	7,095	Units	74,568
ASTRAZENECA ADR EACH REP 1 ORD USD0.25(MGT)	37,100	Units	1,522,213
ATMEL CORP COM STK USD0.001	163,900	Units	513,007
ATWOOD OCEANICS INC COM STK USD1	60,600	Units	925,968
AUTODESK INC COM STK NPV	12,500	Units	245,625
AUTOLIV INC COM STK USD1	28,300	Units	607,318
AUTOMATIC DATA PROCESSING INC COM STK USD0.10	16,700	Units	662,489
AUTOZONE INC COM STK USD0.01	3,500	Units	488,145
AVNET INC COM STK USD1	44,720	Units	814,351
AVON PRODUCTS INC COM STK USD0.25	16,200	Units	389,286
BJ SERVICES COM STK USD0.10	62,000	Units	726,640
BP AMOCO P.L.C ADR-EACH CNV INTO 6 ORD USD0.25	24,600	Units	1,149,804
BMC SOFTWARE INC COM STK USD0.01	28,700	Units	772,317
BALL CORP COM STK NPV	8,500	Units	353,515
BANK OF HAWAII CORP COM STK USD2	10,400	Units	469,768
BAXTER INTERNATIONAL INC COM STK USD1	67,700	Units	3,645,645
BECKMAN COULTER INC COM STK USD0.10	21,846	Units	959,913
BEL FUSE INC CLASS'B'SHS USD0.1	4,000	Units	84,800
BELDEN INC COM STK USD0.01	15,470	Units	323,787
BELO CORP CLASS'A'COM STK USD1.67	21,100	Units	32,916
BERKSHIRE HILLS BANCORP INC COM STK USD0.01	1,500	Units	46,290
BIO RAD LABORATORIES INC CLASS'A'COM STK USD0.0001	1,100	Units	82,841
BLACK BOX CORP COM STK USD0.001	4,700	Units	123,046
BLOCK(H & R) INC COM STK NPV	32,985	Units	754,367
BORG-WARNER INC COM STK USD0.01	47,295	Units	1,029,612
BOSTON PRIVATE FINANCIAL HLDGS INC COM STK USD1	24,400	Units	166,896
BRADY CORP 'A'NON.V USD0.01	5,410	Units	129,570
BRISTOW GROUP INC COM STK USD0.01	13,805	Units	369,836
BROCADE COMM USD0.001	44,465	Units	124,502
BROOKS AUTOMATION INC	59,400	Units	345,114
BROWN & BROWN INC COM STK USD0.10	3,700	Units	77,330
BROWN SHOE CO INC COM STK USD3.75	19,345	Units	165,206
BUCKLE COM STK USD0.05	38,950	Units	849,889
BUCYRUS INTERNATIONAL INC COM STK USD0.01	25,400	Units	470,408
CAE INC COM NPV	112,700	Units	748,328
CEC ENTERTAINMENT COM STK USD0.10	6,000	Units	145,500
CIGNA CORP COM STK USD0.25	33,237	Units	560,043
CVS CAREMARK CORP COM STK USD0.01	89,600	Units	2,575,104
CABOT CORP COM STK USD1	2,400	Units	36,720
CACI INTL INC CLASS A COM	3,900	Units	175,851
CAMBREX CORP COM STK USD0.10	9,700	Units	44,814
CARNIVAL CORP COM STK USD0.01(PAIRED STOCK)	18,900	Units	459,648
CELGENE CORP COM STK USD0.01	47,600	Units	2,631,328
CEPHALON INC COM STK USD0.01	9,900	Units	762,696
CHARLES RIVER LABORATORIES COM STK USD0.01	19,420	Units	508,804
CHARMING SHOPPES INC COM STK USD0.10	39,975	Units	97,539
CHECKPOINT SYSTEMS COM STK USD0.10	5,100	Units	50,184
CHEVRON CORP COM STK USD0.75	15,300	Units	1,131,741
CHICAGO BRIDGE & IRON CO N.V. EUR0.01 (REG)	20,800	Units	209,040
CHICO'S FAS INC COM STK USD0.01	51,000	Units	213,180
CHUBB CORP COM STK USD1	16,400	Units	841,284
CIMAREX ENERGY CO COM STK USD0.01	700	Units	18,746
CINCINNATI BELL NC USD0.01	237,100	Units	457,603
CITIZENS REPUBLIC BANCORP INC COM STK NPV	21,669	Units	64,574
CITY HLDG CO COM STK USD2.50	1,300	Units	45,214
CLARCOR INC COM STK USD1	4,300	Units	142,674
COGNEX CORP COM STK USD0.002	40,500	Units	599,400
COGNIZANT TECHNOLOGY SOLUTIONS CORP COM STK	40,700	Units	735,042
COLGATE-PALMOLIVE CO COM STK USD1	53,400	Units	3,660,036
COMERICA INC COM STK USD5	26,000	Units	524,680
COMM TR BANCORPCOM USD5	1,700	Units	62,985
COMPUTER SCIENCES CORP COM STK USD1	19,900	Units	699,286
COMSTOCK RESOURCES INC COM STK USD0.50	1,700	Units	80,325
COMTECH TELECOMMUNICATIONS COM STK USD0.10	9,600	Units	439,872
COOPER TIRE & RUBBER CO COM STK USD1	9,600	Units	59,136
CORN PRODUCTS INTERNATIONAL INC COM STK USD0.01	2,500	Units	72,125
COVANCE INC COM STK USD0.01	3,900	Units	179,517
COVENTRY HEALTHCARE INC COM STK USD0.01	61,980	Units	922,262
CREDIT SUISSE GROUP ADR-EACH REPR 1 ORD(DT	29,600	Units	836,496
CROWN MEDIA HOLDINGS CLASS'A'COM STK USD0.01	41,400	Units	117,990
CUBIST PHARMACEUTI COM USD0.001	13,900	Units	335,824
CUMMINS INC COM STK USD2.50	57,800	Units	1,544,994
CYTEC INDUSTRIES INC COM STK USD0.01	5,185	Units	110,026
DTE ENERGY CO COM STK NPV	14,700	Units	532,882
DARDEN RESTAURANTS INC COM STK NPV	20,749	Units	584,707
DELPHI FINANCIAL GROUP INC CLASS'A'COM STK USD0.01	9,000	Units	165,960
DIAMONDROCK HOSPIT COM USD0.01	13,900	Units	70,473
DIEBOLD INC COM STK USD1.25	18,100	Units	508,429
WALT DISNEY(HLDG)CO DISNEY COM STK USD0.01	103,800	Units	2,390,537
DOLLAR TREE INC COM STK USD0.01	11,100	Units	463,980
DOMTAR CORPORATION COM STK USD0.01	17,465	Units	29,167
DONNELLEY(R.R.)& SONS CO COM STK USD1.25	50,100	Units	680,358
DOVER CORP COM STK USD1	6,100	Units	200,812
DRIL QUIP INC COM STK USD0.01	7,285	Units	149,415
DU PONT(E.I.)DE NEMOURS & CO COM STK USD0.30	13,500	Units	341,550
DUKE REALTY CORP COM STK USD0.01	76,554	Units	839,032
EARTHLINK INC COM STK USD0.01	26,520	Units	179,275
EASTMAN CHEMICAL CO COM STK USD0.01	10,900	Units	350,435
EATON CORP COM USD0.50	22,341	Units	1,110,571
EDISON INTERNATIONAL COM STK NPV	16,700	Units	541,581
EL PASO ELECTRIC CO COM STK NPV	14,800	Units	267,732
ELECTRONICS FOR IMAGING INC COM STK USD0.01	11,935	Units	114,099
EMULEX CORP COM STK USD0.10	43,330	Units	302,443
EQUIFAX INC COM STK USD1.25	33,380	Units	885,238
FLIR SYSTEMS INC COM STK USD0.01	35,054	Units	1,075,457
FAIRCHILD SEMICONDUCTOR INTL INC	19,900	Units	97,311
FAMILY DOLLAR STORES INC COM STK USD0.10	4,900	Units	128,356
FEDERATED INVESTORS INC COM STK CLASS'B'USD0.01	6,820	Units	115,667
FERRO CORP COM STK USD1	9,200	Units	64,860
FIRST AMERICAN CORP COM STK USD1	15,875	Units	462,121
FIRST MIDWEST BANCORP COM STK USD0.01	3,100	Units	62,605
FISERV INC COM STK USD0.01	18,100	Units	658,297
FLUSHING FINANCIAL CORP COM STK USD0.01	41,800	Units	499,928
FOOT LOCKER INC COM STK USD0.01	29,540	Units	216,824
FORRESTER RESEARCH INC COM STK USD0.01	3,200	Units	90,272
FRANKLIN RESOURCES INC COM STK USD0.10	13,100	Units	838,269
FULLER(H.B.)CO COM STK USD1	12,400	Units	199,764
G & K SERVICES INC CLASS'A'COM STK USD0.50	7,615	Units	153,975
GAP INC COM STK USD0.05	33,900	Units	453,921
GARDNER DENVER INC COM STK USD0.01	6,085	Units	142,024
GENCORP INC COM STK USD0.10	65,400	Units	240,672
GENENTECH INC COM STK USD0.02	57,400	Units	4,759,034
GENERAL CABLE CORP COM STK USD0.01	30,300	Units	536,007
GENERAL DYNAMICS CORP COM STK USD1	11,400	Units	656,526
GENERAL MILLS INC COM STK USD0.1	25,900	Units	1,573,425
GENZYME CORP COM STK USD0.01	11,500	Units	763,255
GILEAD SCIENCES INC COM STK USD0.001	176,400	Units	9,021,096
GOODRICH CORP COM STK USD5	31,700	Units	1,181,459
GRACO INC COM STK USD1	36,000	Units	854,280
GRANITE CONSTRUCTION COM STK USD0.01	6,475	Units	285,289
GREIF INC COM STK CLASS'A' NPV	2,400	Units	81,144
GRIFFON CORP COM STK USD0.25	18,221	Units	170,002
GROUP 1 AUTOMOTIVE INC COM STK NPV	5,275	Units	56,812
GUESS INC COM STK USD0.01	33,100	Units	511,355
GYMBOREE CORP COM STK USD0.001	41,435	Units	1,081,039
HCC INSURANCE HLDG COM STK USD1	21,400	Units	575,125
HANOVER INSURANCE GROUP INC COM STK USD0.01	10,395	Units	446,673
HARMONIC INC COM STK USD0.001	157,400	Units	883,014
HARRIS CORP COM STK USD1	11,405	Units	433,960
HARSCO CORP COM STK USD1.25	27,700	Units	766,736
HARTE-HANKS INC COM STK USD1	13,500	Units	84,240
HARTFORD FINANCIAL SERVICES GRP INC COM STK	13,600	Units	246,352
HASBRO INC COM STK USD0.50	15,500	Units	452,135
HEIDRICK & STRUGGLES COM STK USD0.01	25,930	Units	558,532
HELMERICH & PAYNE INC COM STK USD0.10	44,400	Units	1,010,100
HERCULES OFFSHORE INC COM STK NPV	115,700	Units	549,575
HEWLETT-PACKARD CO COM STK USD0.01	122,700	Units	4,462,719
HEXCEL CORP COM STK USD0.01	57,000	Units	421,230
HORACE MANN EDUCATORS CORP COM STK USD0.001	7,415	Units	68,144
HORNBECK OFFSHORE SERVICES INC COM STK USD0.01	7,021	Units	114,723
HOSPIRA INC COM STK USD0.01	10,500	Units	281,610
HUB GROUP INC CLASS'A'COM SHS USD0.01	31,500	Units	835,695
HUMANA INC COM STK USD0.166	63,900	Units	2,382,192
HUNTINGTON BANCSHARES INC COM STK NPV	119,400	Units	929,709
IMS HEALTH INC COM STK USD0.01	33,900	Units	513,924
IBERIABANK CORP COM STK USD1	3,000	Units	145,020
IDACORP INC COM STK NPV	8,200	Units	241,490
INDEPENDENT BANK CORP(MASS) COM STK USD0.01	2,500	Units	65,850
INFOSYS TECHNOLOGIES ADR EACH REPR 1ORD INR5	46,700	Units	1,147,419
ING GROEP N.V. ADR-EACH REPR 1 ORD(SPONS)	74,800	Units	830,280
INGRAM MICRO INC CLASS'A'COM STK USD0.01	22,050	Units	295,250
INTEGRATED DEVICE TECHNOLOGY INC COM STK USD0.001	62,100	Units	348,381
INTERMEC INC COM STK USD0.01	48,700	Units	646,736
INTERNATIONAL BUS MACH CORP COM STK USD0.20	8,000	Units	673,280
INTERNATIONAL FLAVORS & FRAGRANCES COM STK	11,600	Units	347,202
INTERNATIONAL SPEEDWAY CORP CLASS'A'COM STK	11,910	Units	342,174
INTUIT INC COM STK USD0.01	28,100	Units	668,499
INVACARE CORP COM STK NPV	5,415	Units	84,108
ION GEOPHYSICAL CORPORATION COM STK USD0.01	84,900	Units	291,207
ISIS PHARMACEUTICAL COM STK USD0.001	62,000	Units	879,160
JACK IN THE BOX INC COM STK USD0.01	8,900	Units	196,601
JACKSON HEWITT TAX SERVICE INC COM STK USD0.01	17,810	Units	282,645
JARDEN CORP COM STK NPV	5,155	Units	59,283
JOHNSON & JOHNSON COM STK USD1	25,400	Units	1,519,682
JOHNSON CONTROLS INC COM STK USD0.01388	31,200	Units	570,921
JOURNAL COMMUNICATIONS INC COM STK USD0.01	11,400	Units	27,930
KENNAMETAL INC CAP STK USD1.25	7,400	Units	164,206
KFORCE INC COM STK USD0.01	5,092	Units	39,107
KINDRED HEALTHCARE INC COM STK USD0.25	21,345	Units	277,912
KNOLL INC COM STK USD1	25,540	Units	230,371
LSI CORPORATION COM STK USD0.01	123,700	Units	406,973
L3 COMMUNICATIONS HLDGS INC COM STK USD0.01	9,008	Units	664,610
LAM RESEARCH CORP COM STK USD0.001	34,000	Units	723,520
LANCE INC COM STK USD0.833	6,200	Units	142,228
LANDSTAR SYSTEMS INC COM STK USD0.01	6,770	Units	260,171
LEGGETT & PLATT INC COM STK USD0.01	27,200	Units	419,968
LENNOX INTERNATIONAL INC COM STK USD0.01	9,055	Units	293,654
LEXMARK INTERNATIONAL INC CLASS'A'COM STK USD0.01	4,500	Units	121,050
LIN TV CORP COM STK USD0.01	86,100	Units	93,849
LINCARE HLDGS INC COM STK USD0.01	18,745	Units	504,803
LINCOLN NATIONAL CORP COM STK USD1.25	80,600	Units	1,518,504
LIVE NATION INC COM STK USD0.01	22,885	Units	131,360
LOCKHEED MARTIN CORP COM STK USD1	29,200	Units	2,455,136
LODGENET INTERATIVE CORP	70,400	Units	49,280
LUBRIZOL CORP COM STK NPV	10,100	Units	367,539
MDC HLDGS INC COM STK USD0.01	3,940	Units	119,382
MPS GROUP INC COM STK USD0.01	19,025	Units	143,258
MACERICH CO COM STK USD0.01	5,782	Units	105,001
MACK CALI REALTY CORP COM STK USD0.01	2,500	Units	61,250
MANITOWOC CO INC COM STK USD0.01	11,175	Units	96,776
MARATHON OIL CORP COM STK USD1	42,800	Units	1,171,008
MASSEY ENERGY COM COM STK USD0.625	6,195	Units	85,429
MAXIMUS INC COM STK NPV	7,216	Units	253,354
MCAFEE INC COM STK USD0.01	9,990	Units	345,354
MCDONALD'S CORP COM STK USD0.01	7,500	Units	466,425
MEADWESTVACO CORPORATION COM NPV	31,700	Units	354,723
MEDAREX INC COM STK USD0.01	86,700	Units	483,786
MENS WEARHOUSE INC COM STK USD0.01	8,425	Units	114,075
MERCK & CO INC COM STK USD0.01	-	Units	21,888
METTLER TOLEDO COM STK USD0.01	4,400	Units	296,560
MICROSOFT CORP COM STK USD0.00000625	116,400	Units	2,262,816
MICROSTRATEGY INC.	1,600	Units	59,408
MICROCHIP TECHNOLOGY COM STK USD0.001	21,500	Units	419,895
MILLER(HERMAN) INC COM STK USD0.20	44,500	Units	584,816
MINERALS TECHNOLOGIES INC COM STK USD0.10	1,900	Units	77,710
MONRO MUFFLER BRAKE INC COM STK USD0.01	3,300	Units	84,150
MONSTER WORLDWIDE INC COM STK USD0.001	8,200	Units	99,138
MOODYS CORP COM STK USD1	9,000	Units	180,810
MOOG INC CLASS'A'(LIM.V)USD1	4,500	Units	164,565
MUELLER INDUSTRIES INC COM STK USD0.01	5,220	Units	130,918
MYERS INDUSTRIES INC COM STK NPV	6,200	Units	49,972
MYLAN INC COM STK USD0.50	67,000	Units	662,630
NBTY INC COM STK USD0.008	11,398	Units	178,379
NATIONAL OILWELL VARCO INC COM STK USD0.01	20,000	Units	488,800
NATIONAL PENN BANCSHARES COM STK NPV	3,900	Units	56,589
NATIONWIDE HEALTH PROPERTIES INC COM STK USD0.10	412	Units	11,833
NAVIGATORS GROUP INC COM STK USD0.10	900	Units	49,419
NEW YORK TIMES CO COM CLASS'A'STK USD0.10	34,900	Units	255,817
NIKE INC CLASS'B'COM STK NPV	47,100	Units	2,413,475
NOBLE ENERGY INC COM STK USD3.33 1/3	12,800	Units	630,016
NORTHWEST NATURAL GAS CO COM STK USD3.167	3,900	Units	172,497
NOVELLUS SYSTEMS INC COM STK NPV	46,900	Units	578,746
NUCOR CORP COM STK USD0.40	7,600	Units	353,780
OSI PHARMACEUTICALS INC COM STK USD0.01	29,300	Units	1,144,165
OCCIDENTAL PETROLEUM CORP COM USD0.20	36,200	Units	2,183,702
OCEANEERING INTERNATIONAL INC COM STK USD0.25	4,200	Units	122,388
OLD DOMINION FREIGHT LINE INC COM STK USD0.10	4,000	Units	113,840
OMNICARE INC COM STK USD1	20,870	Units	579,351
OMNIVISION TECHNOLOGIES INC COM STK USD0.001	16,935	Units	88,909
O'REILLY AUTOMOTIVE INC COM STK USD0.01	27,500	Units	845,350
OSHKOSH CORPORATION	84,515	Units	751,338
OVERSEAS SHIPHOLDING GROUP INC COM STK USD1	14,000	Units	589,540
OXFORD INDUSTRIES INC COM STK USD1	3,000	Units	26,310
PHH CORP COM STK NPV	26,630	Units	339,000
PPG INDUSTRIES INC COM STK USD1.666	8,000	Units	339,440
PACTIV CORP COM STK USD0.01	40,900	Units	1,017,592
PALL CORP COM STK USD0.10	41,800	Units	1,188,374
PALM INC COM STK USD0.001	75,000	Units	230,250
PANTRY INC COM STK USD0.01	3,900	Units	83,655
PARAMETRIC TECHNOLOGY CORP NEW COM STK USD0.01	12,800	Units	161,920
PARKER-HANNIFIN CORP COM STK USD0.50	13,450	Units	572,163
PAYCHEX INC COM STK USD0.01	23,500	Units	617,580
PEPSICO INC CAP STK USD0.0166	62,300	Units	3,438,649
PERINI CORP COM STK USD1	6,140	Units	143,553
PEROT SYSTEMS CLASS'A'COM STK USD0.01	131,800	Units	1,801,706
PFIZER INC COM STK USD0.05	86,900	Units	1,538,999
PHILIP MORRIS INTERNATIONAL INC NPV	34,500	Units	1,520,319
PINNACLE WEST CAPITAL CORP COM STK USD2.50	27,600	Units	886,788
PITNEY BOWES INC COM STK USD1	22,400	Units	570,752
PRECISION CASTPARTS CORP COM NPV	39,900	Units	2,373,252
PRICELINE.COM INC COM STK USD0.008	15,000	Units	1,104,750
PROGRESS ENERGY INC COM STK NPV	13,400	Units	533,990
PROGRESS SOFTWARE CORP COM STK USD0.01	5,200	Units	100,152
PROSPERITY BANCSHARES INC COM STK USD1	4,200	Units	124,856
PRUDENTIAL FINANCIAL INC COM STK USD0.01	28,300	Units	856,358
PUBLIC SERVICE ENTERPRISE GROUP INC COM STK NPV	19,100	Units	557,147
PUGET ENERGY INC COM STK NPV	13,215	Units	360,373
PULTE HOMES INC COM STK USD0.01	30,520	Units	334,804
QUALCOMM INC COM STK USD0.0001	117,500	Units	4,228,825
QUESTAR CORP COM STK NPV	16,500	Units	539,385
QWEST COMMUNICATIONS INTL INC COM STK USD0.01	151,300	Units	550,732
RC2 CORP COM STK USD0.01	10,700	Units	114,169
RF MICRO DEVICES INC COM STK NPV	140,800	Units	109,824
RAMCO-GERSHENSON PROPERTIES TRUST SBI USD0.01	7,600	Units	48,726
RAYMOND JAMES FINANCIAL INC COM STK USD0.01	11,000	Units	189,640
RAYONIER INC COM STK NPV	5,100	Units	159,885
RAYTHEON CO COM STK USD0.01	35,000	Units	1,796,200
REDWOOD TRUST INC COM STK USD0.01	4,270	Units	66,868
REGENCY CENTERS CORP COM STK USD0.01	2,300	Units	107,410
REGIS CORP COM STK USD0.05	7,580	Units	110,137
REINSURANCE GROUP OF AMERICA USD0.01	8,435	Units	361,187
RELIANCE STEEL & ALUMINIUM COM STK NPV	14,400	Units	288,886
REPUBLIC SERVICES INC COM STK USD0.01	10,500	Units	262,290
RESEARCH IN MOTION COM NPV	55,500	Units	2,252,190
ROBERT HALF INTERNATIONAL INC COM STK USD1	30,400	Units	632,928
ROCK-TENN CO CLASS'A'COM STK USD0.01	2,635	Units	90,064
ROCKWELL COLLINS INC COM STK USD0.01	17,000	Units	664,530
ROSS STORES INC COM STK USD0.01	15,100	Units	450,358
ROWAN COS INC COM STK USD0.125	23,900	Units	380,010
ROYAL DUTCH SHELL ADR EACH REPR 2'A'SHS	20,000	Units	1,058,800
RUDDICK CORP COM STK USD1	11,200	Units	311,024
RYDER SYSTEM INC COM STK USD0.50	1,000	Units	38,780
S & T BANCORP INC COM STK USD2.50	2,100	Units	75,201
SY BANCORP INC COM STK NPV	1,400	Units	38,738
ST.JUDE MEDICAL INC COM STK USD0.10	24,300	Units	800,928
ST MARY LAND & EXPLORATION COM STK USD0.01	20,700	Units	420,417
SARA LEE CORP COM STK USD0.01	46,400	Units	459,360
SCHLUMBERGER COM STK USD0.01	51,500	Units	2,191,776
SCHOLASTIC CORP COM STK USD0.01	1,700	Units	23,086
SCHWAB(CHARLES)CORP COM STK USD0.01	228,100	Units	3,688,377
SCOTTS MIRACLE-GRO CO CLASS'A'COM STK NPV	9,905	Units	294,377
SEABRIGHT INSURANCE HLDGS INC COM STK USD0.01	4,200	Units	49,308
SEACHANGE INTERNATIONAL INC COM STK USD0.01	82,600	Units	595,546
SEATTLE GENETICS INC COM STK USD0.01	59,600	Units	532,824
SERVICE CORPORATION INTERNATIONAL COM STK USD1	37,485	Units	186,300
SHERWIN-WILLIAMS CO COM STK USD1	8,200	Units	489,950
SIMON PROPERTY GROUP INC COM STK USD0.0001	13,300	Units	706,629
SINCLAIR BROADCAST GROUP INC CLASS'A'COM STK	60,000	Units	198,000
SKECHERS USA INC CLASS'A'COM STK USD0.001	15,435	Units	197,877
SKYWEST INC COM STK NPV	3,000	Units	55,920
SMUCKER(J.M.)CO COM STK NPV	4,200	Units	182,112
SONOCO PRODUCTS CO COM STK NPV	23,800	Units	551,208
SOTHEBYS INC CLASS'A'LIM.V COM STK USD0.10	31,000	Units	275,590
SOUTHWESTERN ENERGY CO COM STK USD0.10	56,200	Units	1,628,114
SPARTAN STORES INC COM STK USD0.01	5,100	Units	118,575
STANCORP FINANCIAL GROUP COM STK NPV	3,000	Units	125,310
STANDEX INTERNATIONAL CORP COM STK USD1.5	9,100	Units	180,544
STATE AUTO FINANCIAL CORP COM STK NPV	5,425	Units	163,076
STEEL DYNAMICS INC COM STK USD0.01	29,600	Units	333,888
STEELCASE INC COM STK NPV	40,600	Units	231,420
STIFEL FINANCIAL CORP COM STK USD0.15	2,650	Units	121,503
SUN COMMUNITIES INC COM STK USD0.01	10,300	Units	144,200
SUN MICROSYSTEMS INC COM STK USD0.001	29,365	Units	112,174
SUPERVALU INC COM STK USD1	45,300	Units	661,380
SWIFT ENERGY CO COM STK USD0.01	3,600	Units	60,516
SYBASE INC COM STK USD0.001	15,774	Units	390,722
SYKES ENTERPRISES INC COM STK USD0.01	6,900	Units	131,928
SYMANTEC CORP COM STK USD0.01	50,300	Units	680,056
TCF FINANCIAL COM STK USD0.01	35,100	Units	479,466
TJX COS INC COM STK USD1	23,200	Units	477,224
TANGER FACTORY OUTLET CENTERS COM STK USD0.01	1,100	Units	41,382
TAUBMAN CENTRES INC COM STK USD0.01	1,500	Units	38,813
TECHNITROL INC COM STK USD0.125	28,780	Units	102,673
TERADYNE INC COM STK USD0.125	15,115	Units	63,785
TEREX CORP COM STK USD0.01	55,500	Units	961,260
TERRA INDUSTRIES COM STK NPV	29,800	Units	496,766
TEVA PHARMACEUTICAL INDUSTRIES ADR EACH CNV INTO 1	78,000	Units	3,320,460
THERMO FISHER SCIENTIFIC INC COM STK USD1	64,200	Units	2,187,294
THOMAS & BETTS CORP COM STK USD0.10	37,200	Units	893,544
THOR INDUSTRIES COM STK USD0.10	14,490	Units	191,993
TORO CO COM STK USD1	7,765	Units	257,410
TRIMBLE NAVIGATION COM STK NPV	21,500	Units	464,615
TUPPERWARE BRANDS CORP COM STK USD0.01	7,115	Units	163,076
URS CORP COM STK USD0.01	8,400	Units	342,468
ULTRA PETROLEUM CORP COM NPV	18,400	Units	634,984
UNIFI INC COM STK USD0.10	95,000	Units	267,900
UNION PACIFIC CORP COM STK USD2.50	9,200	Units	442,244
UNITED BANKSHARES INC COM STK USD2.50	4,400	Units	147,444
UNITED RENTALS INC COM STK USD0.01	90,006	Units	820,855
UNITED STATES CELLULAR CORP COM STK USD1	19,900	Units	860,476
UNITED STATES STEEL CORP COM STK USD1	12,700	Units	472,440
UNITED STATIONERS INC COM STK USD0.10	8,200	Units	274,618
UNITRIN COM STK USD0.10	12,450	Units	198,453
UNIVERSAL CORP COM STK NPV	3,035	Units	90,655
VF CORP COM STK NPV	9,100	Units	498,407
VALSPAR CORP COM STK USD0.50	41,800	Units	762,432
VISHAY INTL USD0.10	89,900	Units	307,458
WADDELL & REED FINANCIAL INC CLASS'A'COM STK	35,300	Units	552,445
WAL-MART STORES INC COM STK USD0.10	76,000	Units	4,278,610
WARNACO GROUP INC CLS'A'COM STK USD0.01	2,785	Units	54,670
WASHINGTON FEDERAL INC COM STK USD1	15,815	Units	237,383
WATERS CORP COM STK USD0.01	14,300	Units	524,095
WATSON WYATT WORLDWIDE INC CLASS'A'COM STK USD0.01	6,145	Units	294,315
WEBSTER FINANCIAL CORP COM STK USD0.01	13,765	Units	189,682
WERNER ENTERPRISES INC COM STK USD0.01	25,600	Units	443,904
WESTAMERICA BANCORP COM STK NPV	1,900	Units	97,185
WESTERN UNION COMPANY (THE) COM STK USD0.01	55,700	Units	798,738
WHIRLPOOL CORP COM STK USD1	10,200	Units	421,770
WHITING PETROLEUM CORP COM STK USD0.001	8,020	Units	268,349
WORLD FUEL SERVICES CORP COM STK USD0.01	6,065	Units	224,632
WYETH COM USD0.333	98,600	Units	3,698,486
XEROX CORP COM STK USD1	72,900	Units	584,345
YUM BRANDS INC COM STK NPV	5,200	Units	163,800
CADBURY PLC ADR EACH REPR 4 ORD	14,700	Units	524,349
AMERISOURCEBERGEN CORP COM STK NPV	51,970	Units	1,853,250
AMERICAN EAGLE OUTFITTER COM STK USD0.01	9,915	Units	93,796
INVENTIV HEALTH INC COM STK USD0.001	8,200	Units	94,628
USEC INC COM STK USD0.10	83,800	Units	376,262
TOTAL S A SPONSORED ADR(CNV 1/2 SHS EUR10)	20,200	Units	1,117,060
TRAVELERS COS INC/THE	19,000	Units	858,800
BARCLAYS ADR-EACH REP 4 ORD STK GBP0.25(JPM)	78,764	Units	771,887
AFC ENTERPRISES INC COM STK USD0.001	7,700	Units	36,113
ACUITY BRANDS INC COM STK USD0.01	7,130	Units	248,908
ADOBE SYSTEMS INC COM STK USD0.0001	115,800	Units	2,465,382
ADVANCE AUTO PARTS INC COM STK USD0.0001	17,185	Units	579,306
AETNA INC NEW COM STK USD0.001	51,900	Units	1,479,150
AKAMAI TECHNOLOGIES COM STK USD0.01	58,700	Units	885,783
ALLEGHENY TECHNOLOGIES INC COM STK USD0.10	6,645	Units	169,647
ALTRIA GROUP INC COM STK USD0.333	99,000	Units	1,525,852
AMERIPRISE FINANCIAL INC COM STK USD0.01	50,900	Units	1,189,024
APARTMENT INVESTMENT & MANAGEMENT COM STK USD0.01	13,999	Units	190,806
APOLLO INVESTMENT CORP COM STK USD0.001	16,860	Units	156,967
APPROACH RESOURCES INC COM STK USD0.01	8,095	Units	59,174
ARES CAPITAL CORP COM STK USD0.001	13,425	Units	90,619
ARRIS GROUP INC COM STK USD0.01	70,700	Units	562,065
ASSURANT INC COM STK USD0.01	41,020	Units	1,230,600
BJS WHOLESALE CLUB INC COM STK USD0.01	13,400	Units	459,084
BILL BARRETT CORP COM NPV	14,500	Units	306,385
CRA INTERNATIONAL INC COM	3,100	Units	83,483
CABLEVISION SYSTEMS CORP NY GROUP COM STK USD0.01	62,200	Units	1,047,448
CAMECO CORP COM NPV	74,800	Units	1,293,972
CAPITALSOURCE INC COM STK USD0.01	38,095	Units	177,904
CAPSTEAD MTGE.CORP COM STK USD0.01	38,715	Units	430,898
CENTENNIAL COMMUNICATIONS CORP CLASS'A'COM STK	139,300	Units	1,122,758
CENTENE CORP(DEL) COM STK USD0.001	8,490	Units	167,338
CIBER INC COM STK USD0.01	23,100	Units	111,111
CISCO SYSTEMS INC COM STK USD0.001	227,800	Units	3,713,140
CLIFFS NATURAL RESOURCES INC	12,500	Units	320,125
CONCHO RESOURCES INC COM STK USD0.001	11,295	Units	257,752
CONOCOPHILLIPS COM STK USD1.25	21,000	Units	1,087,800
CONSOL ENERGY INC COM STK USD0.01	8,000	Units	228,640
CORPORATE EXECUTIVE BOARD CO COM STK USD0.01	6,640	Units	146,478
COSTCO WHOLESALE CORP COM STK USD0.005	41,600	Units	2,184,000
DAVITA INC COM STK USD0.001	9,970	Units	494,213
DIRECTV GROUP INC COM STK USD0.01	20,400	Units	467,364
DISCOVERY COMMUNICATIONS INC CLS 'A' USD0.01	62,050	Units	878,628
DISCOVERY COMMUNICATIONS INC CLS 'C' USD0.01	29,050	Units	388,980
DYNCORP INTERNATIONAL INC COM STK USD0.01	2,500	Units	37,925
ENI ADR EACH REP 2 ORD (MGT)	23,300	Units	1,114,206
EDUCATION REALTY TRUST INC COM STK USD0.01	4,864	Units	25,390
ENERGEN CORP COM STK USD0.01	12,000	Units	351,960
ENERSYS COM USD0.01	12,865	Units	141,515
ENTEGRIS INC COM STK USD0.01	28,755	Units	62,973
ENTERGY CORP COM STK USD0.01	6,300	Units	523,719
EXPEDIA INC COM STK USD0.001	27,895	Units	229,855
EXXON MOBIL CORP COM STK NPV	14,600	Units	1,165,518
FACET BIOTECH CORP USD0.01	14,700	Units	140,973
FIDELITY NATIONAL FINANCIAL INC CLASS 'A' COM STK	20,810	Units	369,378
FIRST CITIZENS BANCSHARES INC NRTH CLASS'A'SHS	1,505	Units	230,378
FLOWSERVE CORP COM STK USD1.25	14,800	Units	765,750
FREEPORT-MCMORAN COPPER & GOLD INC COM STK USD0.10	13,900	Units	339,716
GAMESTOP CORPORATION NEW CLASS 'A' COM USD0.001	52,294	Units	1,132,688
GLAXOSMITHKLINE ADR EACH REPR 2 ORD GBP0.25	41,502	Units	1,568,953
GLOBAL PAYMENTS INC COM STK USD0.001	4,700	Units	154,113
GOLDMAN SACHS GROUP INC COM STK USD0.01	7,900	Units	666,681
GOOGLE INC COM STK USD0.001 CLS'A'	16,100	Units	4,953,165
GREATBATCH INC COM STK USD0.001	2,261	Units	59,826
HARRIS STRATEX NETWORKS INC COM STK USD0.01 CLS'A'	26,500	Units	136,740
HATTERAS FINANCIAL CORP USD0.001	19,565	Units	539,994
HEALTH CARE REIT INC COM STK USD1	1,020	Units	43,044
HEALTHSPRING USD0.01	5,445	Units	108,737
HELIX ENERGY SOLUTIONS GROUP INC COM STK NPV	63,510	Units	459,812
HERTZ GLOBAL HOLDINGS INC COM STK USD0.01	104,725	Units	530,956
ICT GROUP INC COM STK USD0.01	6,300	Units	28,854
ITT EDUCATIONAL SERVICES INC COM STK USD0.01	4,800	Units	455,904
IMATION CORP COM STK USD0.01	14,365	Units	194,933
INFINITY PROPERTY & CASUALTY CORP COM NPV	3,165	Units	147,900
INSIGHT ENTERPRISE INC COM STK USD0.01	16,300	Units	112,470
INTERACTIVE DATA CORP COM STK NPV	10,500	Units	258,930
JPMORGAN CHASE & CO COM STK USD1	26,100	Units	822,933
JONES LANG LASALLE INC COM STK USD0.01	12,975	Units	359,408
KADANT INC COM STK USD0.01	4,600	Units	62,008
KB HOME COM STK USD1	40,800	Units	555,696
L-1 IDENTITY SOLUTIONS INC COM STK USD0.001	35,900	Units	241,966
LIFE TECHNOLOGIES CORP COM	36,800	Units	857,808
LIFEPOINT HOSPITALS INC COM STK USD0.01	8,825	Units	201,563
MB FINANCIAL INC COM STK USD0.01	1,500	Units	41,925
MFA FINANCIAL INC COM STK USD0.01	124,475	Units	759,298
MANPOWER INC COM STK USD0.01	22,565	Units	766,984
MCKESSON CORP COM STK USD0.01	39,400	Units	1,531,818
MEDCO HEALTH SOLUTIONS INC COM STK USD0.01	53,500	Units	2,242,185
METLIFE INC COM STK USD0.01	24,500	Units	854,070
MOLINA HEALTHCARE INC COM STK USD0.001	7,700	Units	135,597
MONSANTO CO COM STK USD0.01	44,000	Units	3,095,400
THE MOSAIC COMPANY	22,500	Units	778,500
MYRIAD GENETICS INC COM STK USD0.01	28,300	Units	1,875,158
NII HOLDINGS INC COM STK USD0.001	62,500	Units	1,136,250
NAVIGANT CONSULTING INC COM STK USD0.001	9,300	Units	147,591
NETAPP INC COM STK NPV	59,400	Units	829,818
NISOURCE INC COM STK NPV	49,200	Units	539,724
NU SKIN ENTERPRISES INC CLASS'A'COM STK USD0.001	18,035	Units	188,105
NVIDIA CORP COM STK USD0.001	92,070	Units	743,005
NV ENERGY INC COM STK USD0.01	14,160	Units	140,042
ORACLE CORP COM STK USD0.01	98,000	Units	1,737,540
PDL BIOPHARMA INC COM STK USD0.01	73,500	Units	454,230
PG&E CORP COM STK NPV	12,800	Units	500,480
PNM RESOURCES INC COM STK USD5	33,365	Units	336,319
PACER INTL INC COM	18,260	Units	193,191
PEPSIAMERICAS INC COM STK USD0.01	9,260	Units	189,784
POLYCOM INC COM STK USD0.0005	32,100	Units	433,671
PRICE T.ROWE ASSOC INC COM STK USD0.20	24,100	Units	854,104
PROASSURANCE CORP COM STK USD0.01	2,025	Units	106,880
PSYCHIATRIC SOLUTIONS INC COM STK USD0.01	25,900	Units	721,315
RTI INTERNATIONAL METALS INC COM STK USD0.01	27,900	Units	399,249
REGENERON PHARMACEUTICALS INC COM STK USD0.001	50,700	Units	930,852
RENT-A-CENTER INC COM STK USD0.01	17,925	Units	316,376
SLM CORP COM STK USD0.20	75,790	Units	674,531
SAKS INC COM STK USD0.10	78,000	Units	341,640
SANOFI-AVENTIS ADR ECH REP 1/2 ORD EUR2 SPON	46,800	Units	1,505,088
SCANA CORP(NEW) COM STK NPV	27,762	Units	1,001,575
SHIRE PLC	20,280	Units	908,138
SIRIUS XM RADIO INC	302,680	Units	36,322
STILLWATER MINING CO COM STK USD0.01	107,100	Units	529,074
SUNOCO INC COM STK USD1	27,900	Units	1,212,534
TW TELECOM INC CLS'A'COM STK USD0.01	72,200	Units	611,534
TEMPUR PEDIC INTERNATIONAL INC COM STK USD0.01	51,430	Units	364,639
3M CO COM STK USD0.01	10,000	Units	575,400
TRIQUINT SEMI CONDUCTOR INC COM STK USD0.001	155,800	Units	535,952
TRUE RELIGION APPAREL INC COM STK USD0.00001	46,300	Units	575,972
UNITED AMERICA INDEMNITY LTD COM STK	3,980	Units	50,984
VALERO ENERGY CORP(NEW) COM STK USD0.01	54,500	Units	1,179,380
VECTREN CORP COM NPV	9,100	Units	227,591
VIAD CORP COM STOCK USD1.5	8,300	Units	205,674
VISA INC USD0.0001 'A'	61,400	Units	3,220,430
VOLCOM INC COM STK USD0.001	3,400	Units	37,060
WESCO INTERNATIONAL INC COM STK USD0.01	9,995	Units	192,204
WPT ENTERPRISES INC COM STK USD0.001	21,127	Units	9,085
YAMANA GOLD INC COM NPV	30,500	Units	235,778
AMDOCS ORD GBP0.01	33,600	Units	614,544
ARGO GROUP INTL HLDGS COM STK USD0.01	7,919	Units	268,612
ASPEN INSURANCE HLDGS COM STK USD0.15144558	5,800	Units	140,650
ASSURED GUARANTY LTD COM STK USD0.01	86,700	Units	988,380
ACCENTURE COM STK CLS'A'USD0.0000225	19,800	Units	649,242
BUNGE LTD COM STK USD0.01	7,300	Units	377,921
CASTLEPOINT HOLDINGS LTD COM STK USD0.01	16,900	Units	229,164
ENDURANCE SPECIALTY HLDGS LTD USD1	19,500	Units	595,335
FOSTER WHEELER LTD ORD USD1	15,200	Units	355,376
HERBALIFE LTD	23,300	Units	505,144
IPC HLDGS COM STK USD0.01	16,235	Units	485,427
LAZARD LTD COM STK CLASS 'A' USD0.01	83,900	Units	2,495,186
MAX CAPITAL GROUP COM STK USD1	40,015	Units	708,266
NOBLE CORP COM STK USD0.1	25,400	Units	561,086
OPENTV CORP NPV CLASS'A'	216,900	Units	266,787
PARTNERRE COM STK USD1	5,270	Units	375,593
PLATINUM UNDERWRITERS HLDGS LTD SHS	16,191	Units	584,171
TYCO INTERNATIONAL LTD USD0.10	25,400	Units	553,720
WILLIS GROUP HOLDINGS COM STK USD0.000115	18,328	Units	460,766
XOMA LTD COM STK USD0.0005	186,800	Units	115,816
ACE LIMITED CHF33.74	15,500	Units	820,260
ALCON INC CHF0.20	33,900	Units	3,023,541
CORE LABORATORIES NV EUR0.01	900	Units	53,874
STEINER LEISURE COM STK USD0.01	24,000	Units	708,480
FLEXTRONICS INTERNATIONAL ORD USD0.01	144,112	Units	368,927
VERIGY LTD COM NPV	8,430	Units	81,097
Total Corporate Stock			$345,027,766

Corporate Debt Securities
AIFUL CORPORATION 5% DUE 10/AUG/2005	70,000	Units	$39,857
AIR 2 US 8.027% NTS 01/OCT/2020 USD1000 SER’A’	79,386	Units	61,133
ALCOA INC 6% BDS 15/JUL/2013 USD2000	80,000	Units	74,548
ALTERNATIVE LOAN TRUST 2006-OA 4-A-1 VARIABLE	248,462	Units	96,903
ALTERNATIVE LOAN TRUST 2007-AL A-1 5.570%	105,099	Units	39,727
ALTRIA GROUP INC 9.7% NTS 10/NOV/2018 USD1000	140,000	Units	153,240
AMERICA MOVIL SAB DE CV 5.625% SNR NTS 15/NOV/2017	40,000	Units	35,849
AMERICAN EXPRESS CO FLTG RTE DEB 01/SEP/2066	50,000	Units	27,028
AMERICAN EXPRESS CREDIT CORP 5.875% BDS	20,000	Units	19,392
AMERICAN HOME MORTGAGE ASSETS TRUST 2006-2 2A1	246,544	Units	97,697
AMERICAN HOME MORTGAGE ASSETS TRUST 2006-3 3A12	219,542	Units	88,700
AMERICAN HOME MORTGAGE ASSETS TRUST 2006-4 I-A-1-	308,061	Units	107,346
AMERICAN INTERNATIONAL GROUP INC 5.85% MTN	20,000	Units	13,942
ANADARKO FINANCE CORP 7.5% BDS 01/MAY/2031 USD1000	140,000	Units	125,549
ANADARKO PETROLEUM CORP 5.79% SR FLTG RATE NTS	110,000	Units	105,375
ANADARKO PETROLEUM CORP 5.95% SNR NTS 15/SEP/2016	20,000	Units	18,017
ANADARKO PETROLEUM CORP 6.45% SNR NTS 15/SEP/2036	90,000	Units	72,704
AOL TIME WARNER INC 6.875% NTS 01/MAY/2012 USD1000	100,000	Units	97,215
AOL TIME WARNER INC 7.7% BDS 01/MAY/2032 USD1000	30,000	Units	30,422
APACHE CORP 6% NTS 15/SEP/2013 USD2000	70,000	Units	73,645
BAC CAPITAL TRUST XIV 5.63% NTS PERP USD1000	10,000	Units	4,175
BAKER HUGHES INC 7.5% BDS 15/NOV/2018 USD1000	90,000	Units	100,960
BANC OF AMERICA COMMERCIAL MORTGAGE 5.8379% BDS	90,000	Units	59,270
BANC OF AMERICA COMMERCIAL MORTGAGE TRUST 2006-3	430,000	Units	352,539
BANC OF AMERICA FUNDING 2006-E TRUST 2006-E 2-A-1	198,959	Units	104,700
BANC OF AMERICA FUNDING 2006-G TRUST 2006-G 2-A-2	184,258	Units	160,029
BANK OF AMERICA CORP 8.125% BDS 29/DEC/2049	70,000	Units	53,098
BAYVIEW COMMERCIAL ASSET TRUST 2005-3A A1 VAR	288,409	Units	224,984
BAYVIEW COMMERCIAL ASSET TRUST 2005-4 A-2 14	172,894	Units	129,657
BEAR STEARNS ALT-A TR 2004-11 MTG PASSTHRU CTF CL	109,365	Units	60,454
BEAR STEARNS ALT-A TRUST 2004-11 II-A-6 VARIABLE	88,857	Units	56,842
BEAR STEARNS CO 6.4% BDS 02/OCT/2017 USD1000	120,000	Units	126,600
BEAR STEARNS CO 7.25% BDS 01/FEB/2018 USD1000	20,000	Units	22,521
BEAR STEARNS SECURITIES TRUST 01-3 A-1 VARIABLE	10,635	Units	8,289
BEAR STEARNS STRUCTURED PRODUCTS TRUST 2007-EM A-1	296,927	Units	253,661
BP CAPITAL MARKETS 5.25% GTD SNR NTS 07/NOV/2013	140,000	Units	147,254
CARDINAL HEALTH INC 5.85% NTS 15/DEC/2017 USD1000	100,000	Units	90,428
CATERPILLAR FINANCIAL SERVICES CORP SER’F’6.2% MTN	100,000	Units	104,728
C-BASS MORTGAGE LOAN ASSET BACKED CERTIFICATES	95,100	Units	62,696
CITIGROUP INC 4.125% 22/FEB/2010	140,000	Units	140,029
CITIGROUP INC 5% NTS 15/SEP/2014 USD1000	180,000	Units	160,975
CITIGROUP INC 5.625% BDS 27/AUG/2012 USD1000	110,000	Units	105,248
CITIGROUP INC 5.875% BDS 29/MAY/2037 USD1000	20,000	Units	20,089
CITIGROUP INC 6.125% NTS 25/AUG/2036 USD1000	10,000	Units	9,172
CITIGROUP INC 6.875% SNR NTS 05/MAR/2038	120,000	Units	139,205
COMCAST CORP 6.5% BDS 15/JAN/2017 USD1000	90,000	Units	91,592
COMCAST CORP 6.50 15/JAN/2015	210,000	Units	212,710
COMM 2006-C8 A-4 5.306% 10/DEC/2046	310,000	Units	227,627
CONOCO INC 6.95% SNR NTS 15/APR/2029 USD1000	270,000	Units	294,509
COUNTRYWIDE ALTERNATIVE LOAN TRUST 2005-44 1A1 VAR	300,028	Units	138,605
COUNTRYWIDE ALTERNATIVE LOAN TRUST SER#2005-59	214,843	Units	107,444
COUNTRYWIDE FINANCIAL CORP 5.8% BDS 07/JUN/2012	70,000	Units	68,496
COUNTRYWIDE HOME EQUITY LOAN TRUST 2004-R CL 2A	167,721	Units	50,753
CREDIT SUISSE COMMERCIAL MORTGAGE TRUST 2006-C2	200,000	Units	163,795
CREDIT SUISSE COMMERCIAL MORTGAGE TRUST 2007-C5	70,000	Units	41,916
CREDIT SUISSE COMMERCIAL MTG TRUST 5.467% CMO	360,000	Units	266,515
CREDIT SUISSE GUERNSEY 5.86% UNDATED BDS USD2000	40,000	Units	18,974
CREDIT SUISSE MORTGAGE CAPITAL CERTIFICATE 2007-C4	150,000	Units	90,301
CREDIT SUISSE MORTGAGE CAPITAL CERTIFICATE 2007-C4	200,000	Units	124,665
CSMC TRUST 2006-CF2 VAR 25/MAY/2036	139,785	Units	87,688
CVS CORP 126650AQ3 5.789% 10/JAN/2026	34,734	Units	26,556
CVS CORP BDS PASSTHRU CT 6.036% 10/DEC/2028	216,489	Units	132,437
CVS LEASE PASS THROUGH 5.88% 10/JAN/2028	2,791	Units	2,553
CWABS ASSET-BACKED NOTE TRUST 2006-SD A-1 14	175,264	Units	125,721
CWALT ALTERNATIVE LN TR SER 2006 OA FR CMO	190,139	Units	82,508
CWALT INC 12667GPB3 20/JUL/2035	176,633	Units	87,188
CWHEQ REVOLVING HOME EQUITY LOAN RESECURITIZATION	180,041	Units	25,237
CWMBS INC 12669GUX7 25/MAR/2035	119,659	Units	56,160
CWMBS, INC. 2003-60 DUE 25/FEB/2034	223,518	Units	153,720
DAIMLER NORTH AMERICA CORPORATION 5.875% BDS	170,000	Units	151,181
DELTA AIR LINES INC 6.619% ASSET BKD NTS	73,889	Units	64,283
DELTA AIR LINES VAR 10/AUG/2022	93,494	Units	58,126
DEUTSCHE TELEKOM INTL FINANCE B.V. 5.75% BDS	70,000	Units	68,102
DIAGEO 7.375% BDS 15/JAN/2014 USD1000	140,000	Units	151,143
DOMINION RESOURCES INC 5.7% 17/SEP/2012	130,000	Units	130,864
DOMINION RESOURCES INC(VIRGINIA) 8.875% BDS	20,000	Units	21,716
DRIVE AUTO RECEIVABLES TRUST 2006-2 A-3 14 5.330%	320,000	Units	282,357
DUKE ENERGY CORP 5.625% DUE 30/NOV/2012	170,000	Units	173,952
ENTERPRISE PRODUCTS OPER L P 9.75% BDS 31/JAN/2014	130,000	Units	133,187
EUROHYPO AG 5% MTN 20/JAN/2012 USD1000 ‘144A’	10,000	Units	10,867
EXELON CORP 5.625% BDS 15/JUN/2035 USD1000	35,000	Units	22,182
FHLMC GOLD TBA 30 YR 5.5% MBPT 15/JAN/2033 USD1000	800,000	Units	818,750
FIRST HORIZON ALTERNATIVE MORTGAGE SECURITIES	108,799	Units	32,579
FIRSTENERGY CORP 6.45% BDS 15/NOV/2011 USD1000	70,000	Units	66,745
FIRSTENERGY CORP 7.375% BDS 15/NOV/2031 USD1000	165,000	Units	157,648
FNMA TBA 15YR TBA 05.000% JAN	500,000	Units	513,125
FNMA TBA 5% MBPT 15/JAN/2034 USD1000	5,100,000	Units	5,206,784
FNMA TBA 5.5% MBPT 15/JAN/2019 USD1000	500,000	Units	514,844
FREEPORT-MCMORAN COPPER & GOLD INC 8.375% BDS	140,000	Units	117,731
GENERAL ELECTRIC CAPITAL CORP FLTG RATE NTS	180,000	Units	114,632
GLAXOSMITHKLINE CAPITAL INC 5.65% SNR NTS	150,000	Units	158,632
GLITNIR BANKI HF 6.33% NTS 28/JUL/2011 USD1000	150,000	Units	11,160
GLITNIR BANKI HF 6.375% NTS 25/SEP/2012 USD1000	100,000	Units	6,450
GMAC COMMERCIAL MORTGAGE SECURITIES INC 2006-C1	300,000	Units	240,373
GNMA TBA 30 YR 6.5% MBPT 15/JAN/2036USD1000	700,000	Units	727,782
GOLDMAN SACHS CAPITAL II 5.793% BDS PERPETUAL	70,000	Units	27,255
GOLDMAN SACHS GROUP LP 4.500 15JNE15/JUN/2010	110,000	Units	108,613
GREENPOINT MORTGAGE FUNDING TRUST 2006-AR 1-A1B	287,932	Units	233,649
GREENPOINT MORTGAGE FUNDING TRUST 2006-AR A1-A	194,358	Units	146,202
GREENPOINT MORTGAGE FUNDING TRUST FR CMO	227,996	Units	186,526
GSAA HOME EQUITY TRUST SER 2005-5 CL A4	62,347	Units	27,544
HARBORVIEW MORTGAGE LOAN TRUST 02/OCT/2007A-1A	323,342	Units	124,457
HARBORVIEW MORTGAGE LOAN TRUST 2006-9 2A1A VAR	275,892	Units	118,736
HARBORVIEW MTG LN TR 2005-7 MTG	278,004	Units	120,693
HARBORVIEW MTG LN TR 2006-7 2A-1A 19/SEP/2046 FLT	249,207	Units	101,580
HBOS CAPITAL FDG FR NTS 29/DEC/2049 USD1000	20,000	Units	7,400
HOLDINGS III LTD 27/SEP/2037	377,202	Units	366,856
ILFC E-CAPITAL TRUST II 6.25% BDS 21/DEC/2065	100,000	Units	41,950
IMPERIAL CMB TRUST SERIES 2003-4 DUE	5,350	Units	3,109
INDYMAC INDA 2007-AR7 1-A-1 25/NOV/2037 FLT	47,021	Units	29,231
JPMORGAN CHASE & CO 2.125% GTD BDS 22/JUN/2012	60,000	Units	60,282
JPMORGAN CHASE & CO 5.125% 15/SEP/2014	270,000	Units	265,725
JPMORGAN CHASE & CO 5.15% 01/OCT/2015	140,000	Units	133,998
KAUPTHING BK HF MTN SR BK 144A FR	310,000	Units	12,400
KERR MCGEE CORP 6.95% 01/JUL/2024	80,000	Units	72,928
KEY BANK NA 5.5% 17/SEPT/2012	20,000	Units	18,963
KINDER MORGAN ENER PART	70,000	Units	61,199
KINDER MORGAN ENERGY PARTNERS 6% SNR NTS	20,000	Units	17,864
KINDER MORGAN ENERGY PARTNERS 6.95% BDS	120,000	Units	100,895
KONINKLIJKE KPN NV 8% BDS 01/OCT/2010 USD1000	120,000	Units	123,504
KROGER CO 6.15% NTS 15/JAN/2020 USD1000	10,000	Units	10,150
LANDSBANKI ISLANDS HF 6.1% NTS 25/AUG/2011 USD1000	150,000	Units	2,625
LEHMAN BROS CAP TR VII VAR PERP	90,000	Units	9
LEHMAN BROS HLDGS INC 5.25% FR MTN ‘700’	50,000	Units	4,750
LEHMAN BROS HLDGS INC 6.2% BDS 26/SEP/2014 USD1000	30,000	Units	2,850
LEHMAN BROS HLDGS INC 6.5% BDS 19/JUL/2017 USD1000	80,000	Units	8
LEHMAN BROS HLDGS INC 6.75% BDS 28/DEC/2017	210,000	Units	21
LEHMAN XS TRUST 2006-14 1-A1B VARIABLE 25/SEP/2046	312,554	Units	82,825
LEHMAN XS TRUST 2006-2N 1-A1 VARIABLE 25/FEB/2046	316,589	Units	128,918
LEHMAN XS TRUST 2006-GP4 3-A1A 25/AUG/2046 FLT	170,335	Units	130,864
LEHMAN XS TRUST VAR 25/NOV/2035	197,954	Units	89,039
MASTR ADJUSTABLE RATE MORTGAGES TRUST 2007-3 1-2A1	333,240	Units	128,521
MERRILL LYNCH & CO INC 5.7% BDS 02/MAY/2017	110,000	Units	98,483
MERRILL LYNCH FIRST FRANKLIN MORTGAGE LOAN TRUST	304,005	Units	231,126
MERRILL LYNCH MORTGAGE TRUST 2006-C1 A-4 VARIABLE	400,000	Units	327,706
METLIFE INC BDS 6.4% 15/DEC/2066 USD1000	195,000	Units	117,583
ML-CFC COML MTG TR 2007-5 A-4 12/AUG/2048 5.37800	90,000	Units	66,934
MORGAN STANLEY 5.625% BDS 09/JAN/2012 USD1000	130,000	Units	126,774
MORGAN STANLEY 6.6250% 01/APR/2018	100,000	Units	89,385
MORGAN STANLEY BDS 18/OCT/2016 USD100000	30,000	Units	20,943
MORGAN STANLEY MORTGAGE LOAN TRUST 4.215% CMO	24,339	Units	11,449
NEWS AMERICA INC 6.65% SNR NTS 15/NOV/2037 USD1000	10,000	Units	9,983
NORTHWEST AIRLINES CORP 7.575% BDS 01/MAR/2019	40,177	Units	30,143
OCCIDENTAL PETROLEUM CORP 7% SNR NTS 01/NOV/2013	120,000	Units	132,607
PACIFIC GAS & ELECTRIC 6.05% 01/MAR/2034	70,000	Units	75,756
PACIFIC GAS & ELECTRIC CO 5.8% SNR NTS 01/MAR/2037	10,000	Units	10,565
PACIFIC GAS & ELECTRIC CO 8.25% SNR NTS	10,000	Units	12,175
PEMEX PROJECT FUNDING MASTER TRUST 6.625% BDS	60,000	Units	50,967
PEPSICO INC 7.9% SNR UNSEC NTS 01/NOV/2018 USD1000	70,000	Units	86,824
PETROBRAS INTERNATIONAL FINANCE 6.125% NTS	90,000	Units	89,052
RALI SERIES TRUST 2006-QO8 I-A1B 25/OCT/2046 FLT	371,004	Units	93,724
RBSGC MORTGAGE LOAN TRUST 2007-B 1A4 VARIABLE	145,763	Units	73,802
RESONA PFD GLOBAL SECS VAR PERP 144A	60,000	Units	30,398
REYNOLDS AMERICAN INC 7.625% SNR NTS 01/JUN/2016	40,000	Units	33,567
RIO TINTO FINANCE LTD 6.5% BDS 15/JUL/2018 USD2000	100,000	Units	76,639
RUSSIAN FEDERATION MINISTRY FINANCE VAR BDS	300,000	Units	267,874
SECURITIZED ASSET BACKED RECEIVABLES LLC TRUST	300,508	Units	139,342
SHELL INTL.FIN.BV 6.375% GTD NTS 15/DEC/2038 USD	90,000	Units	101,568
SHINSEI FIN CAYMAN LTD 6.418% BDS 20/JUL/2016	110,000	Units	26,198
SIERRA TIMESHARE RECEIVABLES FUNDING LLC 2006-1	113,590	Units	92,874
SLM CORP 5% MTN 01/OCT/2013 USD1000	45,000	Units	32,761
SLM CORP 5.625% 01/AUG/2033	245,000	Units	154,370
SLM CORP 78442FCJ5 5.375% 15/MAY/2014	20,000	Units	13,635
SMFG PREFERRED CAPITAL VAR BDS PERPETUAL USD100000	100,000	Units	70,106
SOUTHERN NATURAL GAS CO 5.9% NTS 15/MAR/2017	20,000	Units	16,144
SPRINT CAP CORP NT 8.375% DUE 15/MAR/2012	190,000	Units	156,685
STRUCTURED ASSET MORTGAGE INVESTMENTS II TRUST	239,542	Units	82,494
STRUCTURED ASSET MORTGAGE INVESTMENTS INC 2006-AR7	297,061	Units	118,052
STRUCTURED ASSET SECS CORP 4.956% MTG BDS	117,608	Units	80,201
SUNTRUST CAPITAL VIII 6.1% NTS 15/DEC/2036 USD1000	120,000	Units	84,823
TBA FNMA SF 5.50 30 YRS JAN	2,450,000	Units	2,511,250
TELECOM ITALIA CAPITAL 5.25% 01OCT20015	70,000	Units	54,206
TELECOM ITALIA CAPITAL 6.999% GTD NTS 04/JUN/2018	50,000	Units	40,825
TERWIN MORTGAGE TRUST TMTS 20 AF-3 VARIABLE	200,000	Units	168,671
THORNBURG MORTGAGE SECURITIES TRUST 2006-1 A-3	79,187	Units	78,893
THORNBURG MORTGAGE SECURITIES TRUST 2007-4 3A-1	146,436	Units	113,105
THORNBURG MTG TR 2007-4 2A-1 25/SEP/2037 FLT	155,542	Units	110,964
TIME WARNER CABLE INC 8.75% BDS 14/FEB/2019	80,000	Units	87,823
TNK-BP FINANCE CALL7.875%13/MAR/2018	200,000	Units	104,725
TOYOTA MTR CRD CORP MTN BE VR	70,000	Units	69,657
TRAVELERS COS INC VAR 15/MAR/2067	120,000	Units	80,842
TYCO INTERNATIONAL 6% NTS 15/NOV/2013 USD1000	220,000	Units	208,116
VALE OVERSEAS LIMITED 6.875% GTD NTS 21/NOV/2036	165,000	Units	151,031
VERIZON COMMUNICATIONS INC 5.5% BDS 15/FEB/2018	50,000	Units	49,131
VERIZON COMMUNICATIONS INC 8.95% SNR NTS	100,000	Units	130,586
VERIZON COMMUNICATIONS INC NT 6.1% 15/APR/2018	35,000	Units	35,324
VERIZON GLOBAL FUNDING CORP 7.375% BDS 01/SEP/2012	40,000	Units	42,830
WACHOVIA BANK COMMERICAL MTG TST FLTG RATE NTS	152,165	Units	63,405
WACHOVIA CORP 5.75% BDS 15/JUN/2017 USD1000	30,000	Units	29,937
WACHOVIA CORPORATION 5.25% 01/AUG/2014	220,000	Units	209,746
WAL-MART STORES INC 5.8% NTS 15/FEB/2018 USD1000	110,000	Units	124,131
WAL-MART STORES INC 6.2% BDS 15/APR/2038 USD1000	10,000	Units	11,575
WAMU MORTGAGE PASS-THROUGH CERTIFICATES 2005-AR	462,324	Units	214,242
WAMU MORTGAGE PASS-THROUGH CERTIFICATES 2005-AR	132,004	Units	60,920
WAMU MORTGAGE PASS-THROUGH TRUST 2005 AR14 1A1	101,801	Units	82,401
WAMU MTG CERT 2007-OA6 1A-1B 25/JUL/2047 FLT	362,969	Units	108,769
WAMU MTG PASS THRU CTFS SER 2006 AR FLTG RATE NTS	129,163	Units	75,322
WASTE MGMT INC DEL SR NT 6.375% 15/NOV/2012	130,000	Units	122,288
WELLPOINT INC 5.875% BDS 15/JUN/2017 USD1000	10,000	Units	9,127
WELLS FARGO CAPITAL VAR BDS 01/DEC/2086 USD100000	100,000	Units	85,983
WELLS FARGO MORTGAGE BACKED SECURITIES TRUST	224,933	Units	163,889
WEYERHAEUSER CO 6.75% NTS 15/MAR/2012 USD1000	90,000	Units	82,352
WISCONSIN POWER & LIGHT CO 6.375% DEB 15/AUG/2037	20,000	Units	20,712
WYETH 5.95% BDS 01/APR/2037 USD2000	70,000	Units	78,761
XTO ENERGY INC SR NT 6.5% 15/DEC/2018	130,000	Units	126,219
W/PUT EURO DOLLAR FUT OPT 98.750DUE 16/MAR/2009	(11)	Units	(2,888)
W/CALL EURO DOLLAR FUT OPT 97.750DUE 16/MAR/2009	(16)	Units	(48,200)
W/PUT EURO DOLLAR FUT OPT 97.250DUE 16/MAR/2009	(21)	Units	(394)
W/PUT USA TREAS NTS FUT 10 126.500DUE 20/FEB/2009	(26)	Units	(70,688)
W/CALL USA TREAS 20/FEB/2009	(4)	Units	(1,875)
US LONG BOND(CBT) FUTURE MAR09 20/MAR/2009 (USH9)	(5)	Units	16,875
2 YEAR T NOTES-CBT FUTURE SH MAR 09 (TUH9)	(1)	Units	31
10 YEAR T NOTES-CBT FUTURE SH MAR 09 (TYH9)	(112)	Units	173,250
5 YEAR T NOTES-CBT FUTURE LG MAR 09 (FVH9)	183	Units	(97,219)
MAR 09 EURODOLLAR-CME FUTURE LG EDH9	44	Units	(2,200)
90DAY EURO$ FUTR FUTURE JUN09 15/JUN/2009 (EDM9)	9	Units	(788)
Total Corporate Debt Securities			$ 28,808,270

Government Bonds
UNITED MEXICAN STATES 6.75% NTS 27/SEP/2034	257,000	Units	275,665
UNITED STATES OF AMER TREAS STRIP PRIN PMT	20,000	Units	12,967
UNITED STATES OF AMER TREAS BONDS 6.25%	100,000	Units	138,751
USA TREASURY BDS6.375% BDS 15/AUG/2027 USD1000	90,000	Units	133,877
UNITED STATES OF AMER TREAS NOTES FLT TIPS	110,000	Units	180,237
UNITED STATES OF AMER TREAS BONDS 2.375% BDS	660,000	Units	753,888
UNITED STATES TREAS BDS TIPS 02.000% 15/JAN/2026	290,000	Units	301,110
UNITED STATES OF AMER TREAS NOTES NTS VAR	540,000	Units	589,184
UNITED STATES TREAS BDS VAR 15/JAN/2028	130,000	Units	125,299
UNITED STATES OF AMER TREAS NOTES 2.625%	40,000	Units	43,357
UNITED STATES OF AMER TREAS BONDS 1.25% TB	210,000	Units	212,486
US Treasury Note – 4.625%, 2/28.2008 (912828EY)	8,665,000	Units	8,675,154
Total Government Bonds			$ 11,441,975

Mortgage Backed Securities
FANNIE MAE 5.25% 01/AUG/2012	110,000	Units	$118,348
FEDERAL AGRIC MTG CORP MNTS B FR 3.875%19/AUG/2011	70,000	Units	75,359
FEDERAL HOME LOAN BANKS 4.875% BDS 18/NOV/2011	140,000	Units	153,695
FEDERAL HOME LOAN MORTGAGE CORP 4.75% NTS	100,000	Units	114,257
FEDERAL HOME LOAN MORTGAGE CORP 5.45% BDS	20,000	Units	20,539
FEDERAL HOME LOAN MTG CORP	90,000	Units	88,887
FEDERAL NATIONAL MORTGAGE ASSOC 5% MBPT	1,075,558	Units	1,105,462
FEDERAL NATIONAL MORTGAGE ASSOC 6% BDS 18/APR/2036	60,000	Units	68,258
FEDERAL NATIONAL MORTGAGE ASSOCIATION 5.0% POOL	791,306	Units	813,307
FEDERAL NATL MTG ASSN PRIN ST PRINPMT 01/FEB/2019	30,000	Units	16,941
FHLMC MORTPASS ARM 01/APR/2037 1N PN# 1N1454	405,182	Units	418,154
FHLMC MORTPASS ARM 01/FEB/2037 1G PN# 1G2628	370,965	Units	383,507
FHLMC MORTPASS ARM 01/SEP/2037 1G PN# 1G2201	168,671	Units	174,362
FHLMCGLD MORTPASS 5.5% 01/JAN/2038 G0 PN# G03696	1,150,029	Units	1,183,676
FHLMCGLD MORTPASS 5.5% 01/NOV/2035 A3 PN# A39803	231,373	Units	238,191
FHLMCGLD MORTPASS 5.5% 01/NOV/2037 G0 PN# G03695	1,068,810	Units	1,100,141
FNMA MORTPASS 5% 01/SEP/2033 CL PN# 738567	1,045,327	Units	1,074,390
FNMA MORTPASS 5.5% 01/FEB/2036 CL PN# 852523	383,334	Units	395,170
FNMA MORTPASS 5.5% 01/JUL/2037 CL PN# 928470	42,534	Units	43,845
FNMA MORTPASS 5.5% 01/JUN/2036 CL PN# 889745	286,342	Units	295,541
FNMA MORTPASS 5.5% 01/JUN/2037 CL PN# 899569	549,956	Units	566,906
FNMA MORTPASS 5.5% 01/NOV/2036 CL PN# 745959	531,433	Units	547,842
FNMA MORTPASS 6.5% 01/AUG/2037 CL PN# 936879	512,055	Units	535,202
FNMA MORTPASS 6.5% 01/NOV/2037 CL PN# 956793	302,466	Units	316,139
Total Mortgage Backed Securities			$9,848,119

Registered Investment Companies
ABERDEEN INTL EQUITY CLASS A	539	Units	$4,963
ACCESSOR INETNATNL EQUITY PORT INV CL	548	Units	5,730
AIM CHINA FD CL B	100	Units	1,075
AIM CHINA FD CLASS A	43	Units	464
AIM ENERGY CLASS B	150	Units	3,444
AIM ENERGY INVESTOR CLASS	209	Units	5,147
AIM GOLD & PRECIOUS METALS INV CLASS	5,419	Units	28,502
AIM INTERNATIONAL CORE EQUITY INV CL	5,293	Units	44,779
ALLIANCEBER GLOBAL BOND CLASS A	8,680	Units	58,679
ALLIANCEBER INTL VALUE ADVISOR	1,106	Units	11,605
ALLIANZ NFJ DIVIDEND VALUE FD CL D	3,566	Units	34,165
ALLIANZ RCM TECHNOLOGY CL A	227	Units	5,320
ALLIANZ RCM TECHNOLOGY CL D	1,478	Units	34,231
ALPINE DYNAMIC DIVID FUND	10,411	Units	52,576
ALPINE INTERNATIONAL REAL ESTATE EQUITY Y	2,362	Units	26,544
AMANA MUTUAL FUND TRUST GROWTH	25,172	Units	405,519
AMANA MUTUAL FUND TRUST INCOME	3,318	Units	78,012
AMER CENTURY TARGET MATURITIES TR 2010	420	Units	44,174
AMER CENTURY TARGET MATURITIES TR 2015	212	Units	20,574
AMER CENTURY TARGET MATURITIES TR 2025	1,122	Units	80,035
AMERICAN AMCAP CLASS A	841	Units	10,154
AMERICAN BALANCED CL R5	1,639	Units	22,607
AMERICAN BALANCED CLASS R3	237	Units	3,253
AMERICAN BEACON BALANCED	1,844	Units	17,521
AMERICAN BEACON ERMG MKTS PLANAHEAD CL	2,417	Units	18,107
AMERICAN BEACON LARGE CAP VALUE PLAN	4,188	Units	54,908
AMERICAN BOND FUND OF AMERICA CL R3	5,635	Units	60,638
AMERICAN BOND FUND OF AMERICA CLASS F1	3,837	Units	41,289
AMERICAN CAPITAL INCOME BUILDER CL A	2,510	Units	104,256
AMERICAN CAPITAL INCOME BUILDER CL F1	350	Units	14,542
AMERICAN CAPITAL INCOME BUILDER CL R3	235	Units	9,741
AMERICAN CAPITAL INCOME BUILDER R5	545	Units	22,618
AMERICAN CAPITAL WOR LD BOND FD R5	4,679	Units	88,250
AMERICAN CAPITAL WORLD BOND CLASS F1	633	Units	11,872
AMERICAN CAPITAL WORLD GRTH & INC A	1,026	Units	27,268
AMERICAN CAPITAL WORLD GRWTH & INC R5	1,043	Units	27,714
AMERICAN CASH MGT TR AMER SH BEN INT CL A	12,623	Units	12,623
AMERICAN CENTURY CAPITAL PRESERVATION	252,958	Units	252,958
AMERICAN CENTURY CAPITAL VAL INV SHR	2,131	Units	10,056
AMERICAN CENTURY EMERGING MARKETS INV	14,725	Units	66,704
AMERICAN CENTURY EQUITY GROWTH	1,529	Units	23,784
AMERICAN CENTURY EQUITY INCOME	22,283	Units	134,141
AMERICAN CENTURY GLOBAL GOLD	7,693	Units	109,476
AMERICAN CENTURY HERITAGE	3,393	Units	39,600
AMERICAN CENTURY INFLATION ADJ TREAS	5,870	Units	61,987
AMERICAN CENTURY INTERNATIONAL BOND	5,527	Units	77,981
AMERICAN CENTURY MID CAP VALUE INV SHS	382	Units	3,205
AMERICAN CENTURY NEW OPP II CL C	4,802	Units	23,912
AMERICAN CENTURY ONE CHOICE VERY AGGR INV	237	Units	1,947
AMERICAN CENTURY REAL ESTATE	421	Units	4,914
AMERICAN CENTURY TAX FREE BOND	310	Units	3,193
AMERICAN CENTURY UTILITIES	3,327	Units	41,815
AMERICAN CENTURY VISTA	6,149	Units	68,066
AMERICAN EUROPACIFIC GROWTH CL R5	704	Units	19,663
AMERICAN EUROPACIFIC GROWTH CLASS A	352	Units	9,859
AMERICAN EUROPACIFIC GROWTH CLASS F1	186	Units	5,196
AMERICAN FUNDAMENTAL INVESTORS R5	3,325	Units	83,083
AMERICAN GROWTH FUND OF AMERICA CL R3	140	Units	2,834
AMERICAN GROWTH FUND OF AMERICA CL R5	7,146	Units	146,059
AMERICAN GROWTH FUND OF AMERICA CLASS F1	2,291	Units	46,590
AMERICAN HIGH INCOME TRUST R3	3,823	Units	29,898
AMERICAN INCOME FUND OF AMER R1	272	Units	3,553
AMERICAN INCOME FUND OF AMERICA CLASS A	5,648	Units	73,932
AMERICAN INCOME FUND OF AMERICA R5	519	Units	6,789
AMERICAN INVESTMENT CO OF AMERICA CL F1	125	Units	2,619
AMERICAN NEW PERSPECTIVE CLASS A	4,515	Units	85,242
AMERICAN NEW WORLD CLASS F1	81	Units	2,528
AMERICAN SMALLCAP WORLD CLASS C	394	Units	7,685
AMERICAN SMALLCAP WORLD CLASS F1	1,168	Units	23,953
AMERICAN WORLD GROWTH INCOME CL R3	1,036	Units	27,395
ANALYTIC SHORT TERM GOVERMENT INSTL	488	Units	4,754
ARIEL FUND	181	Units	4,274
ARTIO GLOBAL EQUITY FUND CL A	125	Units	3,310
ARTIO INTERNATIONAL EQUITY FUND II CL A	8,457	Units	83,305
ARTIO TOTAL RETURN BOND FUND CL A	811	Units	10,261
ARTISAN OPPORTUNISTIC VALUE	1,003	Units	6,428
ARTISAN INTERNAT’L INVESTOR CLASS	494	Units	7,396
ASTON/TAMRO ALL CAP FUND CL N	2,280	Units	17,873
BANKS ULTRA SECTOR PRO FUND INVESTOR	47	Units	377
BARON ASSET	1,479	Units	52,688
BARON GROWTH	433	Units	13,348
BARON PARTNERS FUND	6,374	Units	77,757
BASIC MATERIAL ULTRA SEC PRO FD INVESTOR	1,742	Units	32,049
BIOTECHNOLOGY ULTRA SECTOR PRO FD INVS	126	Units	6,366
BLACK ROCK ALL CAP GLOBAL RES PORT CL A	33	Units	267
BLACKROCK EQUITY DIVIDEND FD SRV CL	1,711	Units	22,637
BLACKROCK GLOBAL RESOURCES PORT CL A	715	Units	12,853
BLACKROCK GLOBAL RESOURCES PORT CL C	699	Units	9,475
BLACKROCK HEALTH SCIENCES OPP PRT A	176	Units	3,827
BLACKROCK HIGH YIELD BOND CLASS A	2,800	Units	14,198
BLACKROCK LARGE CAP VALUE FD CL A	577	Units	6,803
BLACKROCK LATIN AMERICA FD CL A	37	Units	1,093
BLACKROCK LATIN AMERICA FD CL C	43	Units	1,185
BLACKROCK NATURAL RESOURCES TR CL A	84	Units	2,984
BRANDYWINE	317	Units	6,391
BRANDYWINE BLUE	6,389	Units	126,637
BRIDGEWAY AGGRESSIVE INVESTOR 2	11,374	Units	111,355
BRIDGEWAY BALANCED PORTFOLIO	364	Units	3,552
BRIDGEWAY LARGE CAP GROWTH CL N	1,765	Units	14,313
BRIDGEWAY SMALL CAP GROWTH CL N	3,770	Units	32,496
BRIDGEWAY SMALL CAP VALUE FUND CL N	611	Units	5,697
BRIDGEWAY ULTRA SMALL CO MARKET	3,415	Units	32,891
BROWN CAPITAL MGMT SMALL COMPANY INST.	2,306	Units	56,780
BUFFALO SCIENCE & TECHNOLOGY FD	506	Units	4,224
BUFFALO BALANCED FUND	1,319	Units	10,740
BUFFALO MID CAP FUND	6,288	Units	57,474
CAN SLIM SELECT GROWTH FUND	530	Units	4,905
CLIPPER	577	Units	23,050
COHEN & STEERS REALTY SHARES	1,362	Units	50,405
COLUMBIA EMERGING MARKETS CLASS Z	1,090	Units	6,902
COLUMBIA ENERGY AND NATURAL RESOURCES Z	1,213	Units	17,110
COLUMBIA GREATER CHINA FD CL Z	200	Units	6,786
COLUMBIA INTL GROWTH CLASS Z	1,670	Units	17,921
COLUMBIA MARSICO 21ST CENTURY CL Z	892	Units	8,266
COLUMBIA MID CAP CORE FD CL Z	959	Units	10,122
COLUMBIA MID CAP GROWTH CL Z	752	Units	10,728
COLUMBIA MID CAP VALUE PRIMARY Z	2,099	Units	17,735
COLUMBIA SELECT LRG CAP GROWTH CLASS Z	2,547	Units	17,750
COLUMBIA SELECT SMALL CAP CLASS Z	521	Units	5,476
COLUMBIA SMALL CAP GROWTH I CL Z	520	Units	9,099
COLUMBIA SMALL CAP VAL I FD CL Z	3,217	Units	98,090
COLUMBIA SMALL CAP VALUE FD II Z	1,377	Units	12,170
COLUMBIA SMALL CAP VALUE II CL A	211	Units	1,857
COLUMBIA VALUE AND RESTRUCTURING CL Z	8,298	Units	245,042
CONSUMER GOODS ULTRA SECTOR PRO FDS –INV	487	Units	11,583
DAVIS NEW YORK VENTURE INSTL CL Y	3,458	Units	82,478
DELAFIELD FUND INC	2,482	Units	37,482
DIAMOND HILL FINANCIAL LONG/SHT A	740	Units	6,276
DIAMOND HILL LARGE CAP CLASS A	2,364	Units	24,751
DIAMOND HILL LONG SHORT CLASS A	2,579	Units	35,663
DIAMOND HILL LONG SHORT CLASS C	1,109	Units	14,723
DIREXION CHINA BULL 2X FUND INVESTOR	654	Units	18,748
DIREXION DOLLAR BEAR 2.5X FD INVT CL	501	Units	10,180
DIREXION EMERGING MKTS BEAR 2X INVST	835	Units	6,912
DIREXION LATIN AMERICA BULL 2X INV	580	Units	11,288
DIREXION NASDAQ 100 BEAR 2.5X FD INVT	450	Units	9,194
DIREXION S&P 500 BEAR 2.5X INVT	400	Units	9,048
DIREXION SMALL CAP BEAR 2.5X INV CL	3,393	Units	24,499
DODGE & COX BALANCE	72	Units	3,687
DODGE & COX GLOBAL STOCK FUND	1,384	Units	7,391
DODGE & COX INCOME	6,297	Units	74,237
DODGE & COX INTERNATL STOCK FUND	24,084	Units	527,436
DODGE & COX STOCK	525	Units	39,031
DREYFUS S&P 500 STOCK INDEX FUND	102	Units	1,877
DREYFUS GREATER CHINA CL C	1,846	Units	35,996
DREYFUS GREATER CHINA CL I	2,989	Units	64,393
DREYFUS S&P STARS OPPR CL T	129	Units	1,953
DWS CORE FIXED INCOME CLASS S	8,902	Units	77,451
DWS GLOBAL BOND CLASS S	847	Units	8,474
DWS GLOBAL OPPORTUNITIES CL S	1,113	Units	24,025
DWS GLOBAL THEMATIC CL S	1,490	Units	22,155
DWS GOLD & PRECIOUS METALS CL S	601	Units	8,316
EATON VANCE GREATER INDIA FUND CLASS B	88	Units	966
EATON VANCE TAX MNGD EMERGING MKTS INSTL	1,820	Units	46,109
EMBARCADERO ALL-CAP GROWTH	1,072	Units	4,084
EMBARCADERO SMALL CAP GROWTH	2,353	Units	4,305
EVERGREEN EMERG MKTS GROWTH FUND CLASS C	965	Units	9,139
EVERGREEN GLOBAL OPPORTUNITIES CL C	499	Units	8,649
EVERGREEN PRECIOUS METALS CLASS A	17	Units	817
FAIRHOLME FUND	23,913	Units	522,257
FALLING US DOLLAR PRO FUND INV CLASS	1,672	Units	44,333
FAM VALUE	216	Units	6,947
FBR FOCUS FUND	1,188	Units	36,503
FBR LARGE CAP FINANCIAL	107	Units	1,051
FBR SMALL CAP FINANCIAL	2,882	Units	41,189
FEDERATED BOND CLASS F	7,362	Units	54,699
FEDERATED HIGH YIELD INSTL FUND	6,718	Units	25,729
FEDERATED PRUDENT BEAR FUND CLASS A	295	Units	1,976
FEDERATED PRUDENT GLOBAL INC FD A	570	Units	6,861
FEDERATED US GOVT SECS 2-5 YR INSTL FD	5,798	Units	70,102
FIDELITY ADVISOR EMERGING ASIA CL I	930	Units	15,744
FIDELITY ADVISOR FOCUS ENERGY CL I	109	Units	2,327
FIDELITY ADVISOR HIGH INCOME ADV CL I	164	Units	892
FIDELITY ADVISOR LEVERGED CO STK CL I	1,559	Units	27,433
FIDELITY ADVISOR NEW INSIGHTS CL I	304	Units	4,102
FIDELITY BALANCED	1,045	Units	13,716
FIDELITY BLUE CHIP GROWTH	292	Units	7,685
FIDELITY CANADA	4,679	Units	164,047
FIDELITY CAPITAL & INCOME	13,391	Units	73,115
FIDELITY CAPITAL APPRECIATION	545	Units	8,577
FIDELITY CASH RESERVES	40,286	Units	40,286
FIDELITY CHINA REGION	8,341	Units	141,873
FIDELITY CONTRAFUND	44	Units	2,000
FIDELITY DISCIPLINED EQUITY	272	Units	4,728
FIDELITY EMERGING MARKETS	8,149	Units	105,852
FIDELITY EQUITY INCOME	253	Units	7,819
FIDELITY EUROPE	1,112	Units	25,332
FIDELITY EUROPE CAPITAL APPRECIATION	265	Units	3,618
FIDELITY EXPORT & MULTINATIONAL	666	Units	9,596
FIDELITY FLOATING RATE HIGH INCOME	11,226	Units	85,096
FIDELITY FREEDOM 2020	3,007	Units	30,224
FIDELITY GINNIE MAE	946	Units	10,548
FIDELITY HIGH INCOME	692	Units	4,180
FIDELITY INT’L DISCOVERY	1,379	Units	32,580
FIDELITY INTL SMALL CAP OPP FUND	282	Units	1,691
FIDELITY LATIN AMERICA	1,373	Units	37,911
FIDELITY LEVERAGED COMPANY STOCK	12,530	Units	180,928
FIDELITY LOW PRICED STOCK	177	Units	4,088
FIDELITY NEW MARKETS INCOME	362	Units	4,063
FIDELITY NORDIC	419	Units	7,874
FIDELITY OVERSEAS	294	Units	7,366
FIDELITY PURITAN	5,801	Units	75,755
FIDELITY REAL ESTATE INVESTMENT	1,446	Units	22,570
FIDELITY SELECT CHEMICALS	589	Units	27,195
FIDELITY SELECT COMPUTERS	101	Units	2,518
FIDELITY SELECT CONSTRUCTN & HOUSING	367	Units	8,771
FIDELITY SELECT CONSUMER STPLES PORT	922	Units	47,006
FIDELITY SELECT DEFENSE & AEROSPACE	523	Units	25,734
FIDELITY SELECT ENERGY	1,309	Units	39,382
FIDELITY SELECT ENERGY SERVICE	1,610	Units	57,826
FIDELITY SELECT ENVIRONMENTAL SVCS	844	Units	11,295
FIDELITY SELECT GOLD	848	Units	26,779
FIDELITY SELECT INDUSTRIAL EQUIPMENT	659	Units	12,205
FIDELITY SELECT INDUSTRIALS PORT	784	Units	10,302
FIDELITY SELECT LEISURE	247	Units	13,316
FIDELITY SELECT MATERIALS PORTFOLIO	1,381	Units	42,052
FIDELITY SELECT MEDICAL DELIVERY	10	Units	297
FIDELITY SELECT MEDICAL EQUIP&SYSTEM	1,421	Units	26,209
FIDELITY SELECT NATURAL GAS	3,301	Units	66,588
FIDELITY SELECT NATURAL RESOURCES	1,697	Units	31,960
FIDELITY SELECT SOFTWARE & COMPUTER	129	Units	6,055
FIDELITY SELECT TECHNOLOGY	79	Units	3,148
FIDELITY SELECT TRANSPORT	143	Units	4,616
FIDELITY SELECT UTILITIES GROWTH	204	Units	8,197
FIDELITY SMALL CAP VALUE	837	Units	7,797
FIDELITY SOUTHEAST ASIA	5,538	Units	104,499
FIDELITY STRATEGIC INCOME	9,652	Units	84,164
FIDELITY STRATEGIC REAL RETURN	777	Units	5,333
FIDELITY US TREASURY MONEY MARKET	52,660	Units	52,660
FIDELITY VALUE	174	Units	6,935
FIRST EAGLE GLOBAL CLASS A	105	Units	3,469
FIRST EAGLE OVERSEAS CLASS C	736	Units	12,005
FIRSTHAND ALTERNATIVE ENERGY	1,514	Units	8,597
FMI COMMON STOCK	1,801	Units	28,666
FMI LARGE CAP FUND	3,786	Units	41,803
FMI PROVIDENT TRUST STRATEGY FUND	9,339	Units	56,969
FORWARD INTERNTL SMALL CO INVESTOR CL	1,030	Units	9,791
FORWARD SMALL CAP EQUITY INV CL	2,874	Units	34,435
FPA CRESCENT INSTL	701	Units	13,729
FPA NEW INCOME	2,566	Units	28,127
FRANKLIN GOLD AND PRECIOUS METALS CL C	167	Units	4,049
FRANKLIN INCOME CLASS C	12,484	Units	20,973
FRANKLIN STRATEGIC INCOME C	4,485	Units	37,492
GABELLI ASSET FUND	1,197	Units	37,106
GABELLI EQUITY INCOME FUND	857	Units	12,120
GABELLI UTILITIES	598	Units	3,846
GAMCO GOLD FUND	2,259	Units	45,249
GAMCO WESTWOOD BALANCED FD CL AAA	88	Units	811
GLOBAL EMERGING MARKETS	1,005	Units	5,315
GOLDMAN SACHS ASSET ALLOC GRWTH STRAT A	11,112	Units	87,452
GOLDMAN SACHS BRIC FD CL C	66	Units	464
GOLDMAN SACHS COMMODITY STRAT FD A	433	Units	2,342
GREENSPRING FUND	660	Units	13,440
GUINNESS ATKINSON ALTERNATIVE ENERGY	1,171	Units	6,019
GUINNESS ATKINSON ASIA PACIFIC DIV	1,028	Units	7,197
GUINNESS ATKINSON GLOBAL ENERGY	2,638	Units	41,368
HARBOR BOND INST	14,943	Units	168,855
HARBOR CAPITAL APPRECIATION INV CL	2,495	Units	57,689
HARBOR INTERNATIONAL GROWTH INV CLASS	2,904	Units	23,551
HARBOR INTERNATIONAL INSTITUTIONAL FD	1,647	Units	66,081
HARBOR INTERNATIONAL INVESTOR SHARES	2,916	Units	121,154
HARDING LOEVNER EMERGING MKT PORT	653	Units	17,226
HARTFORD CAPITAL APPRECIATION CL A	2,436	Units	52,319
HARTFORD CAPITAL APPRECIATION CL B	137	Units	2,638
HARTFORD CAPITAL APPRECIATION CL C	735	Units	14,200
HARTFORD GLOBAL HEALTH CL C	1,252	Units	14,052
HEARTLAND SELECT VALUE	1,869	Units	33,777
HEARTLAND VALUE	157	Units	3,921
HEARTLAND VALUE PLUS	2,398	Units	44,846
HENNESSY BALANCED	427	Units	3,643
HENNESSY CORNERSTONE GROWTH	514	Units	4,498
HODGES FUND	532	Units	7,277
ICON ENERGY	2,476	Units	35,310
ICON FINANCIAL FUND	494	Units	2,700
ICON HEALTHCARE	1,700	Units	19,273
ICON MATERIALS	2,469	Units	16,569
ING CORPORATE LEADER TRUST	2,633	Units	42,415
ING REAL ESTATE FUND CLASS C	103	Units	932
IVY GLOBAL NATURAL RESOURCES CLASS B	51	Units	488
IVY INTERNATIONAL GROWTH FUND CL Y	164	Units	3,689
JAMES ADVANTAGE SMALL CAP	2,309	Units	32,367
JAMES BALANCED: GOLDEN RAINBOW FUND	5,552	Units	94,772
JANUS ADVISER FORTY CL S	585	Units	12,846
JANUS ADVISER LONG/SHORT CL C	786	Units	7,491
JANUS ADVISER ORION CL R	618	Units	5,082
JANUS BALANCED	157	Units	3,142
JANUS CONTRARIAN FUND	22,524	Units	216,909
JANUS MID CAP VALUE INVST SHS	22,944	Units	350,582
JANUS ORION FUND	12,333	Units	79,797
JANUS OVERSEAS	10,626	Units	256,087
JENNISON NATURAL RESOURCES FD CL Z	639	Units	17,268
JENNISON UTILITY CL C	1,245	Units	9,151
JENSEN PORTFOLIO CLASS J	4,213	Units	81,062
JORDAN OPPORTUNITY FUND	1,445	Units	10,942
JPMORGAN 100% US TREAS MMKT MORGAN	680,480	Units	680,480
JPMORGAN CAPITAL GROWTH CL A	31	Units	722
JPMORGAN EMERGING MARKETS DEBT SELECT	1,315	Units	7,429
JPMORGAN EMERGING MARKETS EQUITY CL A	4,436	Units	54,743
JPMORGAN INTERNATL EQUITY INDEX CL A	1,210	Units	17,264
JPMORGAN INTERNATL VALUE FUND CLASS A	5,807	Units	58,071
JPMORGAN INTERNTL EQUITY FUND CLASS A	756	Units	7,506
JPMORGAN INTREPID EUROPEAN CLASS A	2,155	Units	29,844
JPMORGAN US GOVT MM KT MORGAN SHS	830,621	Units	830,621
JPMORGAN US REAL ESTATE CLASS A	499	Units	5,047
JPMORGAN VALUE OPPORTUNITIES CL A	67	Units	671
KEELEY SMALL CAP VALUE CLASS A	1,404	Units	22,915
KINETICS PARADIGM FUND	1,688	Units	24,365
LAZARD EMERGING MKTS OPEN CLASS	7,280	Units	80,444
LEGG MASON PRTN GLOB HI YIELD BOND CL C	489	Units	2,426
LEUTHOLD ASSET ALLOCATION FD	9,797	Units	74,460
LONGLEAF PARTNERS	746	Units	11,709
LOOMIS SAYLES BOND RETAIL SHARES	48,413	Units	501,073
LOOMIS SAYLES GLOBAL BOND RETAIL	2,461	Units	32,929
LOOMIS SAYLES SMALL CAP VALUE RETAIL	496	Units	8,204
MAINSTAY ICAP INTERNATIONAL FD I	229	Units	5,215
MAINSTAY ICAP SELECT EQUITY FD CL I	8,997	Units	214,216
MANAGERS BOND	8,356	Units	164,204
MANAGERS FREMONT BOND FUND	3,242	Units	30,474
MANNING & NAPIER EQUITY SERIES	1,334	Units	16,238
MARSICO 21ST CENTURY FUND	32,088	Units	305,480
MARSICO FOCUS	5,550	Units	65,162
MARSICO GLOBAL FUND	917	Units	6,173
MARSICO GROWTH FUND	6,033	Units	76,133
MARSICO INTERNAT’L OPPORTUNITIES	3,137	Units	27,419
MATTHEWS ASIAN TECHNOLOGY FUND	3,007	Units	14,162
MATTHEWS CHINA FUND	701	Units	10,047
MATTHEWS INDIA FUND	2,098	Units	17,562
MATTHEWS KOREA FUND	2,358	Units	6,483
MERGER FUND	214	Units	3,064
MERIDIAN GROWTH FUND	435	Units	10,913
MERIDIAN VALUE FUND	2,326	Units	47,449
MERK ASIAN CURRENCY FUND – INVESTOR	2,495	Units	23,927
MERK HARD CURRENCY FUND INVESTOR CL	5,287	Units	56,253
METZLER PAYDEN EURO EMERGING MKTS CL	845	Units	10,702
MFS SECTOR ROTATIONAL CL C	4,403	Units	50,634
MIDAS FUND	1,730	Units	3,668
MOBILE TELCOMM ULTRA SECTOR PRO FD INVSTR	299	Units	442
MUHLENKAMP FUND	2,240	Units	86,452
MUTUAL SERIES DISCOVERY CLASS Z	4,091	Units	92,218
MUTUAL SERIES EUROPEAN CLASS Z	1,269	Units	21,887
MUTUAL SERIES FINCL SERVICES CLASS C	385	Units	4,159
MUTUAL SERIES FINCL SERVICES CLASS Z	211	Units	2,275
MUTUAL SERIES MUTUAL BEACON CLASS C	3,202	Units	28,303
MUTUAL SERIES SHARES CLASS Z	104	Units	1,596
NEUBERGER BERMAN INT’L INVESTOR CLASS	138	Units	1,515
NEUBERGER BERMAN INT’L TRUST CLASS	1,265	Units	15,367
NEUBERGER BERMAN PARTNERS INVESTOR	4,965	Units	76,458
NEUBERGER BERMAN REAL ESTATE TRUST CL	115	Units	823
NEUBERGER BERMAN REGENCY INVESTOR	623	Units	5,221
NEUBERGER BERMAN REGENCY TRUST CLASS	635	Units	4,643
NEW ALTERNATIVES FD	282	Units	8,871
NICHOLAS II INC CLASS N	1,352	Units	18,487
NORTHERN GLOBAL FIXED INCOME	48	Units	573
NORTHERN GLOBAL REAL ESTATE INDEX FD	419	Units	2,251
NORTHERN SMALL CAP VALUE	587	Units	6,179
OAKMARK FUND I	268	Units	6,895
OAKMARK INTERNAT’L SMALL CAP I	740	Units	5,325
OAKMARK SELECT I	7,403	Units	118,300
OBERWEIS CHINA OPPORTUNITIES FUND	5,731	Units	43,041
OBERWEIS MICRO CAP FUND	83	Units	574
OIL & GAS ULTRA SECT PRO FDS –INVESTOR	1,682	Units	43,560
OIL EQUIPMENT SCVS & DIST ULTRA INVT CL	999	Units	8,897
OPPENHEIMER COMMOD STRA TOT RETURN CL A	682	Units	2,122
OPPENHEIMER GOLD & SPL MINERALS CL N	415	Units	8,281
OPPENHEIMER GOLD & SPEC MINERALS CL A	134	Units	2,744
OPPENHEIMER GOLD & SPEC MINERALS CL C	152	Units	2,983
OPPENHEIMER INTERNAT’L BD CL N	2,595	Units	15,310
PARNASSUS EQUITY INCOME PORTFOLIO	3,056	Units	58,949
PARNASSUS FIXED INCOME FUND	1,556	Units	25,186
PERMANENT PORTFOLIO FAMILY OF FDS	4,300	Units	140,640
PERRITT EMERGING OPPORTUNITIES FUND	1,464	Units	7,966
PIMCO COMMODITY REAL RETURN CL D	12,152	Units	76,924
PIMCO DEVELOPING LOCAL MKTS D	3,804	Units	32,182
PIMCO EMERGING LOCAL BOND FUND CL D	588	Units	4,835
PIMCO GNMA FUND CLASS D	1,609	Units	17,864
PIMCO REAL ESTATE REAL RETURN CL D	2,261	Units	6,603
PIMCO REAL RETURN CLASS C	1,997	Units	18,868
PIMCO REAL RETURN CLASS D	5,549	Units	52,440
PIMCO STOCKS PLUS CLASS D	1,013	Units	5,479
PIMCO TOTAL RETURN CLASS A	801	Units	8,123
PIMCO TOTAL RETURN CLASS D	74,160	Units	768,119
PIMCO TOTAL RETURN INSTL	10,956	Units	111,096
POLARIS GLOBAL VALUE	1,004	Units	8,695
PRECIOUS METALS ULTRA SEC PRO INVST	4,240	Units	92,814
PRECIOUS METALS ULTRA SECTOR PRO SVC	540	Units	11,388
PRIMECAP ODYSSEY AGG RESSIVE GROWTH FUND	623	Units	5,794
PUTNAM GLOBAL NATURAL RESOURCE C	1,134	Units	14,018
QUAKER STRATEGIC GROWTH CLASS A	380	Units	4,728
QUANT FOREIGN VALUE FUND ORDINARY SHS	612	Units	5,835
QUANTITATIVE EMRG MKTS FD-ORDINARY SHS	1,901	Units	23,423
RAINIER LARGE CAP EQUITY PORTFOLIO	2,240	Units	39,509
RAINIER MID CAP EQ PORTFOLIO	2,355	Units	55,607
REAL ESTATE ULTRA SECTOR PRO FD INVSTR	1,678	Units	21,711
RICE HALL JAMES MICRO CAP PORT INSTL	987	Units	10,250
RISING RATES OPPTY PRO FUND INVESTOR	6,534	Units	73,049
RISING US DOLLAR PRO FUND INV CLASS	259	Units	7,621
ROBECO SAM SUSTAIN WATER – INVESTOR	4,698	Units	26,166
ROYCE MICROCAP INVESTMENT CLASS	689	Units	6,156
ROYCE OPPORTUNITY FUND INVEST CLASS	8,117	Units	45,210
ROYCE PENNSYLVANIA MUTUAL INVST CLASS	14,918	Units	103,528
ROYCE SPECIAL EQUITY INVESTMENT CL	1,499	Units	20,515
ROYCE TOTAL RETURN FD INVESTMENT CL	5,756	Units	50,074
ROYCE VALUE FUND SERVICE CL	6,380	Units	44,661
ROYCE VALUE PLUS SERVICE CLASS	36,052	Units	286,611
RS GLOBAL NATURAL RESOURCES CL A	280	Units	5,622
RS VALUE FUND CL A	1,512	Units	22,672
RYDEX BIOTECHNOLOGY INV CLASS	113	Units	2,339
RYDEX COMMODITIES STRATEGY CL A	235	Units	3,619
RYDEX GOVT LONG BOND 1.2X STRATEGY ADV CL	227	Units	3,722
RYDEX INVERSE GOVT LONG BOND STRAT INV	241	Units	2,998
RYDEX INVERSE NASDAQ 1002X CL H	564	Units	12,347
RYDEX INVERSE S&P 500 2X STRATEGY CL H	116	Units	5,562
RYDEX INVERSE S&P 500 STRATEGY INV CL	9,635	Units	484,812
RYDEX NASDAQ 100 INV CLASS	5,121	Units	41,070
RYDEX PRECIOUS METALS INVESTOR CL	891	Units	37,536
RYDEX S&P 500 2X STRATEGY CL H	1,318	Units	19,908
SARATOGA ENERGY & BASIC MATERIAL CL A	30	Units	252
SCHNEIDER SMALL CAP VALUE FUND	1,220	Units	10,892
SCHNEIDER VALUE FUND	3,041	Units	27,950
SCHWAB HEALTH CARE FUND	605	Units	7,436
SELECTED AMERICAN SHARES CL D	1,594	Units	45,419
SELECTED AMERICAN SHARES CL S	2,656	Units	75,809
SEMICONDUCTOR ULTRA SECTOR PRO FD INVSTR	2,657	Units	16,130
SENTINEL MID CAP VALUE CL C	592	Units	4,972
SEXTANT INTRNATIONAL FUND	8,521	Units	98,753
SOUND MIND INVESTING FUND	15,045	Units	109,224
SOUND SHORE FD INC	829	Units	18,861
SPARTAN 500 INDEX INVESTOR CLASS	604	Units	37,488
SPARTAN INTL INDEX INVESTOR CLASS	11,153	Units	298,240
SSGA EMERGING MARKETS	1,903	Units	21,909
SSGA INTERNATIONAL STOCK SELECTION	10,689	Units	85,937
SSGA TUCKERMAN ACTIVE REIT	2,112	Units	15,545
STRATTON SMALL CAP VALUE FUND	2,871	Units	98,326
T ROWE PRICE BLUE CHIP GROWTH ADV CL	285	Units	6,576
T ROWE PRICE BLUE CHIP GROWTH INC	9,529	Units	219,272
T ROWE PRICE CAP APPRECIATION	11,012	Units	153,621
T ROWE PRICE CAPITAL APPRECIATION ADV CL	2,005	Units	27,855
T ROWE PRICE EMERGING MKTS STOCK	8,210	Units	134,150
T ROWE PRICE EQUITY INCOME	7,146	Units	122,046
T ROWE PRICE EQUITY INCOME ADVISOR CL	194	Units	3,304
T ROWE PRICE EQUITY INDEX TR FD	147	Units	3,556
T ROWE PRICE EXTEND EQU MKT INDEX FUND	1,349	Units	12,773
T ROWE PRICE FINANCIAL SERVICES	608	Units	6,053
T ROWE PRICE GLOBAL STOCK	2,545	Units	28,656
T ROWE PRICE GROWTH STOCK	5,077	Units	97,686
T ROWE PRICE GROWTH STOCK ADVISOR CL	406	Units	7,768
T ROWE PRICE HEALTH SCIENCES	3,122	Units	61,815
T ROWE PRICE INFLATION PROT BD FD	289	Units	3,081
T ROWE PRICE INTERNATIONAL BOND	4,930	Units	47,182
T ROWE PRICE INTL DISCOVERY FUND	984	Units	23,697
T ROWE PRICE INTL EQUITY INDEX	1,908	Units	16,672
T ROWE PRICE INT’L GROWTH & INCOME	313	Units	2,937
T ROWE PRICE LATIN AMERICA FUND	6,651	Units	151,175
T ROWE PRICE MEDIA & TELECOMMUNICATIONS	374	Units	9,210
T ROWE PRICE NEW ASIA	6,393	Units	51,275
T ROWE PRICE NEW ERA	451	Units	13,353
T ROWE PRICE NEW HORIZONS FD INC	20,586	Units	366,218
T ROWE PRICE PERSONAL STRAT GRWTH	134	Units	1,994
T ROWE PRICE REAL ESTATE FUND	1,459	Units	16,238
T ROWE PRICE RET 2040 FD	647	Units	7,165
T ROWE PRICE SMALL CAP VALUE FUND	291	Units	6,838
T ROWE PRICE SPECTRUM INCOME	1,714	Units	17,701
T ROWE PRICE US TREASURY LONG TERM	5,669	Units	77,948
T ROWE PRICE VALUE	267	Units	4,043
TAMARACK MICROCAP VALUE CL S	2,939	Units	30,742
TCW TOTAL RETURN BOND CLASS I	888	Units	8,081
TELECOMM ULTRA SECTOR PRO FD INVSTR	583	Units	6,317
TEMPLETON BRIC FD CL C	1,492	Units	10,549
TEMPLETON GLOBAL BOND ADVISOR CLASS	879	Units	9,816
TEMPLETON GROWTH CLASS R	448	Units	5,801
THIRD AVENUE INTL VALUE	1,405	Units	16,266
THIRD AVENUE VALUE	3,373	Units	110,830
THIRD MILLENNIUM RUSSIA	162	Units	1,513
THORNBURG INTL VALUE CL A	1,441	Units	27,439
THORNBURG INTL VALUE CL INSTL	1,741	Units	33,839
TIAA-CREF INSTL LRG CAP VALUE –RETAIL	204	Units	1,722
TIAA-CREF INSTL MID CAP VALUE –RETAIL	3,782	Units	39,260
TIAA-CREF INSTL REAL ESTATE SEC – RETAIL	4,243	Units	27,497
TOCQUEVILLE FUND	1,258	Units	19,459
TOCQUEVILLE GOLD FUND	1,975	Units	60,929
TRANSAMERICA PREMIER EQUITY	4,371	Units	60,753
T-ROWE PRICE EMERG EURO & MEDITERRANEAN	5,271	Units	41,117
TURNER NEW ENTERPRISE INV CL	5,038	Units	19,546
TWEEDY BROWNE GLOBAL VALUE FUND	1,714	Units	26,769
ULTRA BEAR PRO FUND INVESTORS SHARES	687	Units	14,356
ULTRA CHINA PRO FUND – INVESTOR CLASS	6,795	Units	37,033
ULTRA DOW 30 PRO FUND INVESTOR	1,842	Units	30,205
ULTRA EMERGING MRKTS PRO FD INVT CL	3,091	Units	21,790
ULTRA INTERNATIONAL PRO FD	1,218	Units	11,121
ULTRA JAPAN PRO FUND INVESTORS SHS	2,595	Units	23,696
ULTRA JAPAN PRO FUND SERVICE SHARES	1,290	Units	11,174
ULTRA MID CAP PRO FUND INVESTOR SHS	1,243	Units	20,383
ULTRA NASDAQ-100 PRO FUND INVESTOR CLASS	3,362	Units	30,321
ULTRA NASDAQ-100 PRO FUND SERVICE CLASS	1,385	Units	11,371
ULTRA SHORT CHINA PRO FUND – SERVICE	262	Units	9,102
ULTRA SHORT INTL PRO FD INVT CL	142	Units	3,993
UMB SCOUT BOND	89	Units	999
UMB SCOUT INTERNATIONAL	1,373	Units	29,927
UMB SCOUT SMALL CAP	1,454	Units	15,337
UMB SCOUT STOCK	7,000	Units	71,258
US GLOBAL INVESTORS CHINA REGION FD	4,191	Units	23,427
US GLOBAL REGION EAST EUROPEAN	1,734	Units	8,878
US GLOBAL RESOURCES	24,754	Units	130,205
US GOLD AND PRECIOUS METALS	16,426	Units	177,897
US WORLD PRECIOUS MINERALS	40,561	Units	387,768
UTILITIES ULTRA SECTOR PRO FUND INV	1,019	Units	15,290
VALUE LINE	94	Units	585
VALUE LINE EMERGING OPPORTUNITY	1,471	Units	30,583
VALUE LINE INCOME	579	Units	3,702
VALUE LINE PREMIER GROWTH FUND	1,486	Units	24,795
VAN ECK EMERGING MARKETS CL C	4,064	Units	18,980
VAN KAMPEN ASSETT ALLOCATION CONV A	521	Units	4,191
VAN KAMPEN COMSTOCK CLASS C	2,035	Units	22,104
VAN KAMPEN REAL ESTATE SEC CLASS C	1,355	Units	15,226
VANGUARD 500 INDEX FD INVESTOR SHS	5,439	Units	451,923
VANGUARD ASSET ALLOCATION	5,001	Units	93,015
VANGUARD BOND INDEX TOTAL MARKET	6,650	Units	67,702
VANGUARD EMERGING MARKETS STOCK INDEX	1,254	Units	18,678
VANGUARD ENERGY	1,964	Units	86,654
VANGUARD FINANCIALS INDEX ADMIRAL SHRS	14,231	Units	183,859
VANGUARD GLOBAL EQUITY	907	Units	10,924
VANGUARD GNMA	683	Units	7,228
VANGUARD GROWTH INDEX	112	Units	2,275
VANGUARD INDEX TRUST SMALL CAP GROWTH	1,166	Units	13,874
VANGUARD INFLATION PROTECTED SECS	14,747	Units	169,882
VANGUARD INTERMED TERM	1,597	Units	19,328
VANGUARD INTERMED TRM INVST GR INVEST	10,066	Units	87,071
VANGUARD INTERNATL VALUE PORTFOLIO	251	Units	5,880
VANGUARD INTER-TERM BOND INDEX PORT	1,456	Units	15,293
VANGUARD INT’L GROWTH PORTFOLIO	1,142	Units	13,928
VANGUARD LARGE CAP INDEX INV CLASS SH	265	Units	4,347
VANGUARD LIFE STRATEGY GRWTH PORT	623	Units	9,964
VANGUARD LONG TERM INVMT GRADE INV	1,489	Units	12,982
VANGUARD LONG TERM US TREASURY	699	Units	9,351
VANGUARD LONG-TERM BOND INDEX PORT	2,558	Units	30,665
VANGUARD MID CAP GRWTH INDX CL INVES	235	Units	3,155
VANGUARD MID CAP INDEX	2,355	Units	27,788
VANGUARD REIT INDEX FUND	494	Units	5,988
VANGUARD SHORT TERM INVMT GRADE ADMIRAL	9,425	Units	91,140
VANGUARD SHORT TERM INVMT GRADE INVESTOR	413	Units	3,996
VANGUARD SHORT TERM TREASURY	314	Units	3,433
VANGUARD SMALL CAP STOCK INDEX TRUST	1,095	Units	22,334
VANGUARD STRATEGIC SMALL CAP EQ INVT	2,962	Units	35,992
VANGUARD TARGET RET 2015 FD INVESTOR CL	2,395	Units	22,874
VANGUARD TOTAL INTL STOCK INDEX FUND	8,165	Units	88,097
VANGUARD TOTAL STOCK MARKET	7,769	Units	169,359
VANGUARD VALUE INDEX	517	Units	8,319
VANGUARD WELLINGTON FUND	3,229	Units	78,896
VANGUARD WINDSOR II	13,685	Units	261,511
VANGUARD/WELLESLEY INCOME	1,321	Units	24,299
VIRTUS FOREIGN OPPORTUNITES CL A	861	Units	14,335
WASATCH 1ST SOURCE INC EQUITY FD	9,802	Units	101,553
WASATCH EMERGING MARKETS SMALL CAP FD	2,679	Units	2,251
WASATCH GLOBAL SCIENCE & TECHNOLOGY	2,099	Units	15,136
WASATCH SMALL CAP GROWTH	419	Units	8,623
WELLS FARGO ASIA PACIFIC FD-INVESTOR	3,474	Units	22,862
WELLS FARGO MID CAP DISCIPLINED FD-INVES	213	Units	2,887
WELLS FARGO SHORT TERM HI YIELD BD-INV	1,145	Units	8,517
WELLS FARGO SHRT TRM HI YIELD BND CLASS A	123	Units	917
WESTCORE PLUS BOND FUND	1,525	Units	15,019
WESTERN ASSET CORE PLUS INSTITUTIONAL	1,277	Units	11,084
WESTPORT SELECT CAP CLASS I	1,444	Units	23,198
WILLIAM BLAIR VALUE DISCOVERY CLASS N	869	Units	7,242
WINTERGREEN FUND	10,112	Units	88,275
WRIGHT INTERNATIONAL BLUE CHIP	1,277	Units	13,808
YACKTMAN FOCUSED FD	2,392	Units	23,848
YACKTMAN FUND	1,819	Units	17,606
CASH ACCOUNT	8,406,324	Units	8,406,324
Total Registered Investment Companies			$33,465,370

Net Assets Pending Settlement			$(7,067,415)

TOTAL INVESTMENTS			$2,548,142,827

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS ACQUIRED AND DISPOSED IN 2008

	Number of
AEP STOCK FUND:	SHARES/UNITS			FAIR VALUE
American Electric Power Company, Inc. Common Stock $6.50 par value	738,949	Shares	*	$(26,742,546)
TOTAL - AEP STOCK FUND				$(26,742,546)

* Transactions are recorded on the trade date.  Negative units represent unsettled sale transactions.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm